                                                     FILED PURSUANT TO RULE
                                                     424(b)(4) IN CONNECTION
                                                     WITH REGISTRATION
                                                     STATEMENT NO. 333-16101


PROSPECTUS
5,000,000 SHARES                                                            LOGO
RMI TITANIUM COMPANY
COMMON STOCK
($.01 PAR VALUE)

This Prospectus relates to 5,000,000 shares of common stock, par value $.01 per share (the "Common Stock") of RMI Titanium Company (the "Company" or "RMI") which may be delivered by USX Corporation ("USX"), at its option, pursuant to the terms of USX's 6 3/4% Exchangeable Notes due February 1, 2000 (the "Debt Exchangeable for Common Stock(sm)" or "DECS(sm)"). This Prospectus accompanies a prospectus and prospectus supplement of USX (the "DECS Prospectus") relating to the sale by USX of 5,000,000 DECS (the "DECS Offering"). The DECS Prospectus does not constitute a part of this Prospectus nor is it incorporated by reference herein.

USX has granted the Underwriters of the DECS a 30-day option to purchase up to an additional 483,600 DECS, which may be exchanged at their maturity for additional shares of Common Stock. Such option has been granted solely to cover over-allotments, if any. To the extent that the over-allotment option is not exercised by the Underwriters in full, USX may, subject to certain limitations, sell up to 483,600 shares of Common Stock pursuant to this Prospectus. See "Plan of Distribution." RMI will not receive any of the proceeds from the offering contemplated hereby.

The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "RTI." On November 26, 1996, the last reported sale price of the Common Stock on the NYSE Composite Tape was $21.375 per share. See "Price Range of Common Stock and Dividends."

"Debt Exchangeable for Common Stock" and "DECS" are service marks of Salomon Brothers Inc.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 26, 1996.

     THE COMPANY HAS BEEN ADVISED THAT, IN CONNECTION WITH THE OFFERING BY USX OF THE DECS, THE UNDERWRITERS OF THE DECS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DECS OR THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE (WITH RESPECT TO THE COMMON STOCK
ONLY), IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     RMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by RMI may be inspected and copied at prescribed rates at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Common Stock is listed on the NYSE, and such reports, proxy statements and other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including RMI.

     RMI has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements contained herein concerning the provisions of certain documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by RMI with the Commission (file no. 1-10319) are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the year ended December 31, 1995, as amended by Form 10-K/A filed on April 29, 1996.

     (b) Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1996.

     (c) The description of the Registrant's Common Stock contained in the Registration Statement of RMI on Form 8-A filed on September 1, 1989.

     All documents filed by RMI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     RMI undertakes to provide without charge, to each person, including any beneficial owner, to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to the Director-Investor Relations, RMI Titanium Company, 1000 Warren Avenue, Niles, Ohio 44446. The telephone number is (330) 544-7622.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to the detailed information set forth elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, the terms "RMI" and "Company" mean RMI Titanium Company, its predecessors and consolidated subsidiaries, taken as a whole, unless the context indicates otherwise.

                                  THE COMPANY

     RMI is a leading U.S. producer of titanium mill and fabricated products for the global market. The Company's mill products, which include ingot, slab, bloom, billet, bar, plate, sheet, strip and welded tube, are processed by RMI's customers to provide products for use in the aerospace industry and other industrial markets, including, most recently, golf club manufacturing. The Company's fabricated products, which include pipe, tube and cut shapes, are used primarily in the aerospace, oil and gas, geothermal energy production and chemical process industries as well as for a number of other industrial applications. Sales to the commercial and military aerospace industries accounted for approximately 53% and 15%, respectively, of RMI's 1995 sales. In 1995, RMI reported sales of $171.2 million, an operating loss of $5.2 million (including a $5.0 million asset impairment charge) and a net loss of $4.6 million (which reflects a $7.2 million tax benefit and such asset impairment charge). RMI has reported operating income and net income for each fiscal quarter subsequent to the third quarter of 1995 and, for the nine months ended September 30, 1996, reported sales of $177.4 million, operating income of $22.5 million and net income of $21.4 million. The foregoing interim data is unaudited.

     Titanium is one of the newest specialty metals. Its physical characteristics include high strength-to-weight ratio, high temperature performance and superior corrosion and erosion resistance. Titanium is extracted from ore through a chemical reduction process to form titanium sponge, a porous metallic material which is purchased by RMI and melted, along with titanium scrap and various alloying agents, to form ingots. Ingots are then converted into various mill product shapes and fabricated products.

     Historically, commercial and military aerospace have been the major markets for RMI as sophisticated aircraft have required high performance metals such as titanium for use in bulkheads, tail sections, wing supports and various engine components and other sub-assemblies. Based on data of the U.S. Geological Survey (including its predecessor agency, the U.S. Bureau of Mines, the "USGS"), total domestic titanium industry mill product shipments declined from 55 million pounds in 1989 to 34 million pounds in 1991. Such shipments only recovered modestly during the years 1991 through 1994. This pattern reflected a sharp decline in military aerospace consumption and a decline in commercial aircraft build rates. Beginning in 1995, military build rates have stabilized at the reduced level and commercial aircraft build rates have improved. See "Business--Industry Overview."

     In 1995, most major U.S. airline carriers reported stronger operating profits and, in the second half of 1995 and through the first nine months of 1996, aircraft manufacturers increased aircraft build rates. The firm order backlog for Boeing, McDonnell Douglas and Airbus Industrie, as reported by The Airline Monitor, increased to 2,190 planes at September 30, 1996 from 1,869 planes at year end 1995 and 1,742 planes at year end 1994. This backlog includes a significant number of wide body designs which have higher titanium requirements. RMI sells titanium products to each of such aircraft manufacturers and to subcontractors in the commercial aerospace industry. No single customer of RMI accounted for more than 10% of RMI's sales in 1995.

     The use of titanium in golf clubs emerged in 1995 as an important nonaerospace market for the titanium industry. Management believes this market accounted for approximately 8% of U.S. titanium industry mill product shipments in 1995. Almost every major golf club manufacturer, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, is currently marketing a titanium driver, and several of the major manufacturers are using titanium in club heads for other clubs, including woods, irons and putters. Certain golf club manufacturing companies have introduced full sets of titanium golf clubs. In response to this market demand, a number of golf club head casting companies have announced expansions of their titanium golf club head production facilities. The Company sells titanium mill products directly to golf club head casting companies who, in turn, sell their products to major golf club manufacturers. Sales to the emerging golf club market increased to 7% of RMI's sales in the first nine months of 1996 from less than 1% of RMI's sales in 1995 and 1994. In addition to the direct benefit of increased sales, demand from the golf club market also benefits RMI indirectly by increasing utilization in the titanium mill products industry, resulting in increased prices for titanium mill products industry-wide.

     The increase in commercial aircraft build rates and the recent emergence of the golf club market have resulted in increased demand for titanium mill products. Based on USGS data, U.S. industry mill product shipments in the first six months of 1996 (the latest figures available) were 29 million pounds compared with 20 million pounds in the first six months of 1995, 44 million pounds in 1995 and 35 million pounds in 1994. RMI estimates that U.S. industry mill product shipments to the commercial aerospace market in 1995 were approximately 20 million pounds, 18% higher compared to 1994, and that 1995 U.S. industry mill product shipments to the golf club market were approximately 3.5 million pounds. See "Risk Factors--Dependence on Cyclical Aerospace Markets" and "--No Assurances as to New Product and Market Development."

     RMI's shipments of titanium mill products in the first nine months of 1996 were 13.4 million pounds compared with 10.6 million pounds in the first nine months of 1995, 14.4 million pounds in 1995 and 11.4 million pounds in 1994. RMI's average realized mill product sales price increased to $11.71 per pound in the first nine months of 1996 from $10.14 in the comparable period in 1995, $10.23 per pound in 1995 and $9.63 per pound in 1994 as demand from the commercial aerospace and golf club markets continued to strengthen. Reflecting these trends, RMI's order backlog increased to $327 million at September 30, 1996 from $134 million at year-end 1995 and $67 million at year-end 1994. As of September 30, 1996, orders for over 84% of RMI's anticipated 1997 shipments had been booked. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Outlook."

     RMI's strategy is to build on its leading position in the worldwide titanium industry while maintaining a strong financial condition and stringent quality, safety and environmental standards. RMI is emphasizing higher margin products in its traditional markets, while continuing to develop new markets and products such as seamless tubulars for oil and gas and geothermal energy production and the use of billet for golf club applications as described above. RMI completed delivery in 1995 of the world's first titanium drilling riser for the Conoco Heidrun project (one of the world's largest floating, deep-water oil and gas production platforms) in the North Sea. The Company has also entered into a contract to supply seamless titanium pipe for a number of geothermal energy production facilities in California. In addition, RMI has entered into several cooperative ventures to encourage and develop titanium products for use in the oil and gas industry, including a teaming arrangement to market, engineer, fabricate and install titanium production risers, flow lines and other titanium subsea systems. Sales to the oil and gas and geothermal energy production industries were 1% of RMI's sales in the first nine months of 1996, 3% of RMI's sales in 1995 and 9% of RMI's sales in 1994, the last year RMI recognized significant revenues under the Conoco Heidrun drilling riser contract referred to above. See "Risk Factors--No Assurances as to New Product and Market Development."

     RMI's principal manufacturing plant is located in Niles, Ohio. Other manufacturing operations are located in Ashtabula, Ohio; Hermitage, Pennsylvania; Sullivan and Washington, Missouri; and Salt Lake City, Utah. RMI's equipment, facilities and its products meet the most stringent quality standards, including ISO-9002. RMI's products are marketed worldwide through its own sales organization and a network of independent distributors.

     RMI's principal executive offices are located at 1000 Warren Avenue, Niles, Ohio 44446, and its telephone number is (330) 544-7604.

                            THE OFFERING OF THE DECS

     The DECS are being offered by USX pursuant to the DECS Prospectus. Pursuant to the terms of the DECS, USX may deliver shares of Common Stock to the holders of the DECS at maturity thereof. This Prospectus relates to the delivery by USX pursuant to the DECS of up to 5,000,000 shares of Common Stock, plus up to an additional 483,600 shares of Common Stock with respect to DECS that are the subject of an over-allotment option granted by USX to the Underwriters in the DECS Offering solely to cover over-allotments, if any. To the extent that the over-allotment option is not exercised by the Underwriters in full, USX may, subject to certain limitations, sell up to 483,600 shares of Common Stock pursuant to this Prospectus. See "Plan of Distribution." USX currently owns 5,483,600 shares of RMI Common Stock. For a description of the relationship between USX and RMI see "Risk Factors--Principal Shareholder," "--Potential Conflicts of Interest," "Management" and "Certain Relationships."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered carefully by prospective investors.

                     SUMMARY SELECTED FINANCIAL INFORMATION

    The following summary selected financial information has been derived from the Consolidated Financial Statements of RMI for each of the five years during the period ended December 31, 1995. The summary selected financial information for the nine month periods ended September 30, 1996 and 1995 has been derived from the unaudited Consolidated Financial Statements of RMI, which, in the opinion of the Company, reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation. The information set forth below should be read in connection with the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                 -----------------------     ------------------------------------------------------------
                                   1996           1995         1995         1994         1993         1992         1991
                                 --------       --------     --------     --------     --------     --------     --------
                                                (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
STATEMENT OF OPERATIONS DATA:
Sales:
  Commercial aerospace.........  $106,092       $ 65,876     $ 91,117     $ 54,366     $ 56,059     $ 68,872     $ 87,187
  Military aerospace...........    23,728         19,405       26,174       23,869       24,238       25,629       30,099
  Nonaerospace.................    47,566         37,355       53,875       65,157       47,100       41,106       48,282
                                 --------       --------     --------     --------     --------     --------     --------
      Total sales..............   177,386        122,636      171,166      143,392      127,397      135,607      165,568
Operating income (loss)........    22,502         (8,100)      (5,220)      (7,971)     (10,764)     (11,387)     (52,712)
  Operating income (loss)
    includes:
    Asset impairment charge....        --          5,031        5,031           --           --           --           --
    Plant closure costs........        --             --           --           --           --           --       37,123
Income (loss) before cumulative
  effect of change in
  accounting principle.........    21,375(1)     (13,339)(1)   (4,608)(1)  (11,562)     (11,955)     (14,062)     (57,085)
Cumulative effect of change in
  accounting principle.........        --             --           --       (1,202)(2)  (16,938)(3)       --           --
Net income (loss)..............    21,375(1)     (13,339)(1)   (4,608)(1)  (12,764)     (28,893)     (14,062)     (57,085)
Net income (loss) per common
  share before cumulative
  effect of change in
  accounting principle.........  $   1.19       $  (0.87)    $  (0.30)    $  (1.45)    $  (8.14)    $  (9.66)    $ (39.17)
Net income (loss) per common
  share........................      1.19          (0.87)       (0.30)       (1.60)      (19.67)       (9.66)      (39.17)
Cash dividends per common
  share........................        --             --           --           --           --           --          .75
Weighted average shares
  outstanding (in thousands)...    17,930         15,289       15,302        7,958        1,469        1,456        1,458

BALANCE SHEET DATA:
  (at end of period)
Working capital................  $115,938       $ 84,916     $ 86,738     $ 74,694     $ 66,319     $ 72,229     $ 79,820
Total assets...................   205,999        160,614      171,559      160,810      152,471      153,257      173,888
Long-term debt.................     6,630         67,950       64,020       54,740       66,660       62,280       58,800
Total shareholders' equity.....   140,662(4)      29,806       36,889       42,596       27,861       63,302       77,705

OPERATING AND OTHER FINANCIAL DATA:
Sales:
  Mill products................  $144,773       $100,475     $138,077     $103,790     $ 96,453     $110,509     $128,803
  Fabricated products and other
    services...................    25,428         17,589       26,904       31,134       20,512       16,745       17,260
  Other(5).....................     7,185          4,572        6,185        8,468       10,432        8,353       19,505
                                 --------       --------     --------     --------     --------     --------     --------
      Total sales..............  $177,386       $122,636     $171,166     $143,392     $127,397     $135,607     $165,568
Mill product shipments
  (thousands of pounds):
  Aerospace....................    10,273          7,944       10,526        8,109        7,619        8,699        9,379
  Nonaerospace.................     3,137          2,691        3,884        3,370        3,406        2,585        1,938
                                 --------       --------     --------     --------     --------     --------     --------
      Total shipments..........    13,410         10,635       14,410       11,479       11,025       11,284       11,317
Average realized mill product
  sales price (per pound)......  $  11.71       $  10.14     $  10.23     $   9.63     $   9.60     $  10.20     $  11.69
EBITDA (6).....................  $ 26,457       $ (4,914)    $  4,632     $ (2,122)    $ (2,912)    $ (4,703)    $ (5,535)
Cash flows (used in) provided
  from:
  Operating activities.........  $(22,311)      $(11,590)    $ (7,725)    $(13,217)    $ (4,229)    $ (2,562)    $ 15,049
  Investing activities.........    (2,392)        (1,009)      (1,422)      (1,115)        (106)      (2,444)      (8,799)
  Financing activities.........    24,917         13,210        9,271       14,424        4,358        3,398       (4,818)
                                 --------       --------     --------     --------     --------     --------     --------
      Total....................  $    214       $    611     $    124     $     92     $     23     $ (1,608)    $  1,432
Order backlog at period
  end(7).......................  $327,000       $110,000     $134,000     $ 67,000     $ 70,000     $ 53,000     $ 82,000
Active employees at period
  end..........................       902            832          844          817          782          843        1,172

                                                   (footnotes on following page)

---------

(1) Includes a $0.6 million income tax benefit for the nine months ended September 30, 1996 and a $7.2 million income tax benefit for the year ended December 31, 1995. See Note 4 to the unaudited Consolidated Financial Statements for the nine months ended September 30, 1996 and Note 8 to the Consolidated Financial Statements for the year ended December 31, 1995.

(2) Reflects the adoption of SFAS No. 112. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 1995.

(3) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 1995.

(4) Includes net proceeds of $80.3 million from the sale of Common Stock in May 1996.

(5) Includes sales of discontinued products of $2.6 million and $13.2 million in 1992 and 1991, respectively.

(6) EBITDA consists of income before interest expense, income taxes, depreciation and amortization and the charges related to an asset impairment in 1995, changes in accounting principles in 1994 and 1993, and a plant closing in 1991. Management believes EBITDA is useful in measuring the Company's ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance.

(7) "Order backlog" is defined as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

                           FORWARD-LOOKING STATEMENTS

     Certain statements incorporated by reference or made in this Prospectus under the captions "Summary," "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbor created by that Act. Such forward-looking statements include, without limitation, statements regarding estimates of industry shipments, the future availability and prices of raw materials, the availability of capital on acceptable terms, the competitiveness of the titanium industry, potential environmental liabilities, the Company's order backlog and the conversion of that backlog into revenue, the Company's strategies and other statements contained herein that are not historical facts. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in general economic and business conditions (including in the aerospace and golf club markets), the Company's ability to recover its raw material costs in the pricing of its products, the availability of capital on acceptable terms, actions of competitors, the extent to which the Company is able to develop new markets for its products, the time required for such development and the level of demand for such products, changes in the Company's business strategies, and other factors discussed under "Risk Factors."

                                  RISK FACTORS

     The following factors should be considered in connection with an investment in shares of RMI Common Stock. Any one or more of such factors may cause RMI's actual results for various financial reporting periods to differ materially from those expressed in any forward-looking statements made by or on behalf of RMI.

DEPENDENCE ON CYCLICAL AEROSPACE MARKETS

     The U.S. titanium industry, including RMI, is dependent on the aerospace industry, which has traditionally consumed the majority of titanium mill products produced in the U.S. Sales to the aerospace industry accounted for approximately 73% of RMI's sales in the first nine months of 1996, 68% in 1995, 54% in 1994 and 63% in 1993.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies in the titanium industry. Prior to the years 1989 and 1990, the last peak in the titanium industry cycle occurred during the years 1979 through 1982. While U.S. industry mill products shipment volumes, as reported by the USGS, averaged approximately 52 million pounds for the years 1988 through 1990, such shipments dropped to an average of approximately 35 million pounds for the years 1991 through 1994. The declining U.S. military budget and production cutbacks at Boeing, McDonnell Douglas and Airbus Industrie resulting from reduced commercial airline demand for new aircraft negatively affected demand and prices for titanium products until 1995, when demand for titanium products used in the production of commercial aircraft began to increase. See "History of Losses" below and "Business--Industry Overview," "--Products and Markets" and "--Mill Products." In 1995, most major U.S. commercial airline carriers reported stronger operating profits and, in the second half of 1995, aircraft manufacturers began to increase aircraft build rates. This trend continued through the first nine months of 1996. RMI can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products.

HISTORY OF LOSSES

     RMI's results of operations for the years 1991 through 1995 reflect the severe downturn in market conditions experienced generally by the titanium industry over that period. RMI incurred net losses of $117.4 million from 1991 through 1995, including $18.2 million in charges relating to accounting changes, a $37.1 million charge in 1991 for closure of its sponge facilities and a $5.0 million asset impairment charge in 1995. Excluding the effects of these items, for the years 1991 through 1995, RMI's aggregate net losses were $57.1 million. The Company operated profitably in the last quarter of 1995 and in the first nine months of

1996. Continuing profitable operations will depend on continued strength in orders from aerospace markets, favorable pricing and the Company's ability to control its raw material and other costs. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL LIMITATIONS ON ACCESS TO CAPITAL

     RMI believes that if the titanium industry experiences an extended downturn, RMI may require additional capital to maintain its operations and competitive position. RMI can give no assurance that it will have access to such capital when required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company's Credit Agreement dated April 15, 1996 (the "Credit Facility") contains covenants requiring, among other things, that the Company maintain a minimum ratio of consolidated earnings before interest and taxes to consolidated interest expense and a minimum consolidated net worth. The Company believes that continuation of profitable operations experienced in the last four calendar quarters and its reduction in outstanding indebtedness will permit it to comply with these covenants. However, if the Company is unable to comply with these covenants, borrowings under the Credit Facility could become due and the Company's ability to obtain capital could be impaired. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

DEPENDENCE ON OTHERS FOR RAW MATERIALS AND CERTAIN CONVERSION SERVICES

     RMI is dependent on third parties for titanium sponge, its basic raw material. RMI is party to two long-term contracts, one of which is with a competing producer of mill products, that permit RMI to purchase eleven million pounds of sponge per year through 1999 and seven million pounds per year thereafter through 2003. Prices, which are set annually, are a function of the volume purchased and following 1996 are, at RMI's option, at market price or the price in effect for specified years plus changes in certain of the suppliers' costs such as labor, electricity and materials. Each contract is subject to renegotiation or termination if certain events occur. One of the contracts guarantees an additional two million pounds of availability per year at a negotiated price. See "Business--Raw Materials." The Company purchases the balance of its sponge requirements at negotiated prices from a number of suppliers.

     If demand for titanium products continues to increase, it is possible that supplies of titanium sponge could become limited or that prices could increase substantially, or both, and, as a result, that the Company's costs could rise accordingly. To the extent that the Company is unable to recover its increased costs, operating results may be adversely affected.

     The Company is dependent upon the services of outside converters to perform important conversion services with respect to certain of its products. An interruption in these functions could have an adverse effect on the Company's business in the short term. See "Business--Conversion Services."

ENVIRONMENTAL CONTINGENCIES

     RMI is subject to pervasive environmental laws and regulations as well as various health and safety laws and regulations that are subject to frequent modifications and revisions. While the costs of compliance for these matters have not had a material adverse impact on the Company in the past, it is impossible to predict accurately the ultimate effect these changing laws and regulations, and the enforcement thereof, may have on it in the future. RMI is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including a Superfund site. RMI can give no assurance that additional environmental investigation or remediation obligations at other locations will not be asserted against it or entities for which it may be responsible, whether by contract (including indemnity agreements relating to environmental matters) or by operation of law.

     The Company is one of 31 companies identified by the U.S. Environmental Protection Agency (the "EPA") as a potentially responsible party ("PRP") under the Comprehensive Environmental Response,

Compensation and Liability Act ("CERCLA") with respect to a superfund site in Ashtabula, Ohio. Recent studies have estimated the cost of remediation of this site to be approximately $25 million. Under CERCLA, a PRP's liability can be joint and several and, therefore, the Company could be liable for the entire amount. Under allocation agreements with other PRP's, RMI's share has been established at approximately 10%. Actual percentages may be more or less.

     At September 30, 1996, RMI had accrued $2.4 million for future environmental-related costs. Based on available information, RMI believes that its share of potential environmental-related costs will be in the range of $3.7 to $6.3 million in the aggregate, before expected contributions from third parties (which does not include any amounts from insurers) of $2.1 million which the Company believes are probable. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge RMI from its obligations for these projects. See "Business--Legal Proceedings--Environmental", Note 5 to the unaudited Consolidated Financial Statements for the nine months ended September 30, 1996 and Note 15 to the Consolidated Financial Statements for the year ended December 31, 1995 included elsewhere herein. The ultimate resolution of environmental matters could, individually or in the aggregate, be material to RMI's consolidated financial statements.

NO ASSURANCES AS TO NEW PRODUCT AND MARKET DEVELOPMENT

     In an effort to lessen its dependence on the aerospace market and to increase its participation in other markets, RMI has been devoting significant resources to developing new markets and applications for its products, principally in the oil and gas and geothermal energy production industries. Other new markets, particularly golf clubs, have developed. RMI cannot give any assurances as to the extent to which it will be able to develop new markets for its products, the time required for such development or the level of demand for such products. The consequence of failure to develop these new markets would be that the Company's dependence on the cyclical aerospace industry would not be reduced. See "Business--Products and Markets--Mill Products" and "--Fabricated Products and Other Services."

TITANIUM INDUSTRY HIGHLY COMPETITIVE

     The titanium industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and timely delivery. In recent years the industry has been suffering from excess production capacity, which has intensified price competition for available business. Integrated and nonintegrated producers of mill products are located primarily in the U.S., Japan, the former Soviet Union, Europe and China. Following closure of RMI's sponge facilities in 1992, there are two remaining integrated producers in the U.S. There are a small number of domestic non-integrated producers which produce mill products from purchased sponge, scrap or ingot. RMI is the largest such non-integrated producer. RMI currently obtains a significant portion of its supply of sponge from a competing producer of mill products. Disruption of this supply could have a material adverse effect on RMI. See "Business--Raw Materials."

     Imports of titanium mill products from countries that receive the most-favored-nation ("MFN") tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States currently grants MFN treatment to imports, including titanium mill product imports, from the former Soviet Union countries including Russia. Effective October 18, 1993, the U.S. Government extended the benefits of the Generalized System of Preferences ("GSP") to Russia. Under GSP, the U.S. grants duty-free access to semifinished and agricultural products from developing countries and territories. Certain titanium mill products are covered by GSP. However, titanium sponge, ingot and slab have not been afforded GSP treatment. In 1995, a Russian producer began to participate in the U.S. market for titanium products. This titanium producer has the largest rated capacity in the world (although management believes practical capacity is substantially less) and could materially affect competition if its exports of titanium mill products were to increase significantly. See "Business--Competition and Other Market Factors."

PRINCIPAL SHAREHOLDER

     As of October 31, 1996, USX was the owner of 5,483,600 shares of Common Stock, constituting approximately 27% of the outstanding shares of Common Stock. USX may be able to exercise effective control over the Company through its representation on the Board of Directors of RMI and by reason of its substantial voting power with respect to the election of directors and actions requiring shareholder approval. See "Certain Relationships." The issuance of the DECS will not affect the ability of USX to vote the shares of Common Stock owned by it. See "--Potential Conflicts of Interest" and "--Limitation on Use of Tax Losses" below. RMI is unable to predict the effect on the relationship between RMI and USX of USX's issuance of the DECS or any transfer by USX (upon maturity of the DECS or otherwise) of shares of Common Stock held by USX.

POTENTIAL CONFLICTS OF INTEREST

     Two executives of USX (one of whom is a director of USX) and one non-employee director of USX serve on RMI's ten-member Board of Directors. One of these USX executives also serves as RMI's Chairman. For information concerning positions held by directors and officers of RMI with USX, see "Management." These individuals owe fiduciary duties to RMI and USX and it is possible that the interests of one entity may differ from the interests of the other. Members of the Company's Board of Directors have been advised generally to abstain from voting on matters where they may have a conflict of interest. If a director were to vote in spite of a potential conflict of interest, there is a possibility that such director may not vote consistent with RMI's best interest. Possible differing interests could include future equity transactions by USX which could trigger a change in ownership in RMI as provided under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). See "--Limitation on Use of Tax Losses" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Considerations--Section 382 Limitation" and "Certain Relationships."

LIMITATION ON USE OF TAX LOSSES

     At December 31, 1995, RMI had net operating loss carryforwards of approximately $104 million, the ultimate realization of which depends on the Company's ability to generate sufficient future taxable income prior to the expiration dates of the loss carryforwards. Further, the loss carryforwards could be subject to an annual limitation on their deductibility if a change in its ownership should occur over any three-year period, as provided under Section 382 of the Code. The potential annual limitation under Section 382 with respect to these tax attributes could restrict RMI's ability to use them to reduce future income tax liabilities. While not free from doubt, the Company believes that the sale of the DECS should not result in such an ownership change; however, future equity transactions by RMI, USX or by either of these companies' significant current or future shareholders (some of which will not be within the control of RMI or USX) could cause an ownership change to occur. USX has agreed to indemnify the Company for additional taxes incurred if the sale of the DECS is determined to result in an ownership change, subject to certain limitations. The Company is unable to determine whether an ownership change will occur if Common Stock is exchanged for the DECS. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Considerations--Section 382 Limitation."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     Certain provisions of RMI's Amended Articles of Incorporation and its Code of Regulations (the "Regulations"), the Credit Facility and Ohio law could discourage potential acquisition proposals and could delay or prevent a change in control of RMI. RMI is authorized to issue up to five million shares of Preferred Stock, the relative rights and preferences of which may be fixed by RMI's Board of Directors (subject to the provisions of the Amended Articles of Incorporation), without shareholder approval. While RMI has no present plans to issue any shares of Preferred Stock, the future issuance thereof may have the effect of delaying, deferring or preventing a change in control of RMI or the payment of dividends on Common Stock. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. RMI's Amended Articles of Incorporation provide that certain extraordinary transactions, such as certain mergers and consolidations, a sale or disposition of all or substantially all of the assets, a dissolution of RMI and any amendment to the Amended Articles of Incorporation, require a two-thirds vote of the shareholders. Other provisions of the Regulations provide that directors may be removed only for cause and special meetings may be called only by a shareholder or shareholders holding 50% of the shares of stock entitled to vote. The acquisition by any person or group (other than USX) of beneficial ownership of 25% or more of the voting capital stock of RMI and, within any twelve month period, individuals who were directors of RMI ceasing to constitute a majority of the Board of Directors of RMI will constitute events of default under the Credit Facility entitling the banks to accelerate the maturity of RMI's borrowings thereunder. In addition, certain provisions of Ohio law regulate certain transactions between RMI and certain holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility" and "Description of Capital Stock."

IMPACT OF THE DECS ON THE MARKET FOR THE COMMON STOCK

     It is not possible to predict accurately how or whether the DECS will trade in the secondary market or whether such market will be liquid. Any market that develops for the DECS is likely to influence and be influenced by the market for the Common Stock. For example, the price of the shares of Common Stock could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market, upon the maturity of the DECS or otherwise, of the additional number of shares of Common Stock held by USX. Such shares currently constitute approximately 27% of the outstanding Common Stock. See "Certain Relationships." The price of shares of Common Stock could also be affected by possible sales of shares of Common Stock by investors who view the DECS as a more attractive means of equity participation in RMI and by hedging or arbitrage trading activity that may develop involving the DECS and the Common Stock.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the DECS, delivery thereunder of the shares of Common Stock or any other sale of shares of Common Stock by USX to which this Prospectus relates.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of RMI as of September 30, 1996. The data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" related thereto, included elsewhere herein.

                                                                           SEPTEMBER 30, 1996
                                                                           ------------------
                                                                         (DOLLARS IN THOUSANDS)
Long-term debt (including current maturities):
  Credit Facility(1)....................................................        $  5,900
  Industrial revenue bond...............................................             850
Shareholders' equity:
     Common Stock, $0.01 par value; 30,000,000 shares authorized;
       20,814,398 shares issued.........................................             208
     Additional paid-in capital.........................................         234,655
     Accumulated deficit................................................         (82,151)
     Excess minimum pension liability and deferred compensation.........          (8,972)
     Treasury Common Stock, at cost; 568,198 shares.....................          (3,078)
                                                                                --------
          Total shareholders' equity....................................         140,662
                                                                                --------
Total capitalization....................................................        $147,412
                                                                                ========

---------

(1) For information concerning the Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the NYSE under the symbol "RTI." The following table sets forth, for each of the quarterly periods indicated, the high and low sales price for the Common Stock, as reported on the NYSE Composite Tape and as adjusted for a 1-for-10 reverse stock split effective March 31, 1994.


            1994
            QUARTER                                                HIGH       LOW
            -------                                                ----       ---
            First.............................................   $21 1/4    $15
            Second............................................    17 5/8      2 3/8
            Third.............................................     2 3/4      2
            Fourth............................................     5 5/8      2 1/2


            1995
            QUARTER
            -------
            First.............................................   $ 5 1/2    $ 3 1/8
            Second............................................     9 3/4      3 3/4
            Third.............................................    10 3/8      6 3/4
            Fourth............................................     9 7/8      6 1/2


            1996
            QUARTER
            -------
            First.............................................   $16 1/2    $ 7 3/8
            Second............................................    24 3/4     14
            Third.............................................    28 1/2     18 3/4
            Fourth (through November 26, 1996)................    26 3/4     21

     In June 1994, the Company commenced a rights offering pursuant to which each holder of Common Stock was entitled to subscribe for shares of Common Stock at a price of $2 per share. In July 1994, the Company issued approximately 13.8 million shares of Common Stock in that offering.

     On November 26, 1996, the reported last sale price of the Common Stock on the NYSE Composite Tape was $21.375 per share.

     As of September 30, 1996, the Common Stock was held by 865 holders of record.

     RMI has not paid dividends on its Common Stock since the second quarter of 1991. The declaration of dividends is at the discretion of the Board of Directors of the Company. The declaration and payment of future dividends and the amount thereof will be dependent upon the Company's results of operations, financial condition, cash requirements for its business, future prospects and other factors deemed relevant by the Board of Directors.

     The Credit Facility does not contain any restrictions on the payment of dividends other than a financial covenant which requires RMI to maintain a minimum consolidated net worth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

                                    BUSINESS

     The following information contains forward-looking statements which involve certain risks and uncertainties. See "Forward-Looking Statements."

THE COMPANY

     RMI is a leading U.S. producer of titanium mill and fabricated products for the global market. The Company's mill products are processed by RMI's customers to provide products for use in the aerospace industry and other industrial markets, including, most recently, golf club manufacturing. The Company's fabricated products are used primarily in the aerospace, oil and gas, geothermal energy production and chemical process industries as well as for a number of other industrial applications. The Company also provides fabrication and conversion services for titanium and other specialty metals producers.

     The Company is a successor to entities that have been operating in the titanium industry since 1958. In 1990, USX and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of Common Stock (the "Reorganization"). Quantum sold its shares of Common Stock to the public while USX retained ownership of its shares. At October 31, 1996, USX owned approximately 27% of the outstanding Common Stock.

INDUSTRY OVERVIEW

     Titanium is one of the newest specialty metals. Its physical characteristics include high strength-to-weight ratio, high temperature performance and superior corrosion and erosion resistance. The first major commercial application of titanium occurred in the early 1950's when it was used as a component in aircraft gas turbine engines. Subsequent applications were developed to use the material in other aerospace component parts and in airframe construction.

     Historically, a majority of the U.S. titanium industry's output has been used in aerospace applications. In recent years, increased quantities of the industry's output have been used in nonaerospace applications. Based on data published by the USGS, the Company estimates that more than 35% of the total 1995 U.S. market shipments, including exports, were made to nonaerospace markets, including the oil and gas, geothermal energy production and chemical process industries and golf club manufacturing.

     Aerospace demand originates from two aerospace sectors: commercial and military. Since 1987, commercial aerospace has become the dominant factor in titanium demand. The commercial aerospace sector is expected to continue to dominate the demand for titanium as a result of the expected growth of worldwide airline traffic and the need to repair and replace aging commercial airline fleets and continuing depressed military aerospace markets.

     The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Over the past 19 years, U.S. titanium mill product shipments registered cyclical peaks of 54 million pounds in 1980 and 55 million pounds in 1989. Beginning in 1991, the industry experienced a dramatic downturn in demand for mill products. Domestic industry shipments fell from 53 million pounds in 1990 to 34 million pounds in 1991, a decrease of 35%, the largest single one year decrease in the history of the industry. Domestic industry shipments only recovered modestly during the years 1991 through 1994. This most recent decline in industry shipments reflected a sharp decline in military aerospace consumption and a decline in commercial aircraft build rates due in part to significant financial losses suffered by commercial airline carriers. RMI's average realized mill product selling prices also deteriorated throughout this period reaching lows during the years 1993 and 1994 that were approximately 30% below 1990.

     The following table highlights the cyclical nature of the titanium industry by setting forth the total pounds of U.S. mill products shipped during the years 1977 through 1995 and the Company's shipments and average mill product prices during such period.

                    SHIPMENT AND MILL PRODUCT PRICE HISTORY

Measurement                            RMI Ship-       Industry        RMI Avg.
  Period                                 ments         Shipments        Price
-----------                            ---------       ---------       --------
'77                                        9.6            21.4            5.0
'78                                       11.3            30.7            5.5
'79                                       13.0            33.0            8.1
'80                                       14.0            39.5           12.2
'81                                       15.0            35.0           15.7
'82                                       10.0            28.0           16.3
'83                                        8.5            23.5           10.5
'84                                       13.7            31.3           10.0
'85                                       13.7            31.3           10.2
'86                                       13.0            29.0            9.6
'87                                       13.7            30.3            9.3
'88                                       14.5            34.5           10.7
'89                                       16.0            38.0           12.2
'90                                       16.5            34.5           13.1
'91                                       11.5            21.5           12.2
'92                                       11.5            23.5           11.3
'93                                       11.3            24.7           10.6
'94                                       11.6            23.4            9.9
'95                                       14.4            28.6           10.9

Sources: RMI and International Titanium Association.

     Commercial aerospace markets have shown a recent increase in demand while military aerospace markets have stabilized at the reduced build rate levels. In 1995, most major U.S. commercial airline carriers reported stronger operating profits and, in the second half of 1995 and through the first nine months of 1996, aircraft manufacturers increased build rates. As of September 30, 1996, the leading manufacturers of commercial aircraft, Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, reported an aggregate of 2,190 planes under firm order and deliverable over the next five years. The comparable backlogs as of December 31, 1995, 1994 and 1993 were 1,869 planes, 1,742 planes and 2,022 planes, respectively. RMI estimates, based on USGS data, that domestic industry mill product shipments to the commercial aerospace market in 1995 were approximately 20 million pounds, an increase of approximately 18% compared to 1994. Based on USGS data, total U.S. industry shipments in the first six months of 1996 (the latest figures available) were 29 million pounds compared with 20 million pounds in the first six months of 1995, 44 million pounds in 1995 and 35 million pounds in 1994.

     The following data illustrates the cyclical profitability of worldwide members of the International Civil Aviation Organization (excluding countries of the former Soviet Union) and the relationship between their profitability and firm aircraft orders. RMI can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products. See "Risk Factors--Dependence on Cyclical Aerospace Markets."

                 AIRLINE PROFITABILITY AND FIRM AIRCRAFT ORDERS

Measurement                                                    Annual Firm
  Period                           Operating Income              Orders
-----------                        ----------------            -----------
'77                                       2629                     348
'78                                       3070                     659
'79                                        736                     530
'80                                       -634                     397
'81                                       -692                     269
'82                                       -160                     183
'83                                       2000                     282
'84                                       5100                     360
'85                                       4100                     685
'86                                       4600                     634
'87                                       7200                     631
'88                                      10200                   1,021
'89                                       7600                   1,345
'90                                      -1500                     907
'91                                       -500                     462
'92                                      -1800                     464
'93                                       2300                     407
'94                                       8000                     369
'95                                      11000                     697

* Source: Airline Monitor.

PRODUCTS AND MARKETS

     Titanium mill products consist of products such as ingot, slab, bloom, billet, bar, plate, sheet, strip and welded tube. Fabricated products include pipe, engineered tubular products, hot-formed and superplastically formed parts for aerospace applications, cut shapes and titanium metal powders. Other services include conversion and fabrication services for other titanium and specialty metal producers and project management. In addition, the Company acts as contractor for the U.S. Department of Energy ("DOE") for the remediation and restoration of the Company's closed facilities in Ashtabula, Ohio.

     The amount of the Company's consolidated sales and the percentage of consolidated sales represented by each class of product during the five years ended December 31, 1995 and the nine months ended September 30, 1996 and 1995 were as follows:

                                                              SALES
                     NINE MONTHS ENDED
                       SEPTEMBER 30,                                         YEAR ENDED DECEMBER 31,
               -----------------------------     --------------------------------------------------------------------------------
                   1996             1995             1995             1994             1993             1992             1991
               ------------     ------------     ------------     ------------     ------------     ------------     ------------
                                                             (DOLLARS IN MILLIONS)
Mill
 products....  $144.8    82%    $100.5    82%    $138.1    81%    $103.8    72%    $ 96.5    76%    $110.5    81%    $128.8    78%
Fabricated
 products and
 other
 services....    25.4    14       17.6    14       26.9    16       31.1    22       20.5    16       16.7    13       17.3    10
Other(1).....     7.2     4        4.5     4        6.2     3        8.5     6       10.4     8        5.8     4        6.3     4
Discontinued
 products(2)...     --   --         --    --         --    --         --    --         --    --        2.6     2       13.2     8
               ------   ---     ------   ---     ------   ---     ------   ---     ------   ---     ------   ---     ------   ---
  Total......  $177.4   100%    $122.6   100%    $171.2   100%    $143.4   100%    $127.4   100%    $135.6   100%    $165.6   100%
               ======   ===     ======   ===     ======   ===     ======   ===     ======   ===     ======   ===     ======   ===

---------

(1) Includes DOE remediation and restoration contract.

(2) Discontinued products includes titanium sponge, sodium chloride, sodium hypochlorite and metallic sodium, which are no longer manufactured by the Company.

     The following table summarizes consolidated sales and the percentage of consolidated sales represented by market during the five years ended December 31, 1995 and the nine months ended September 30, 1996 and 1995:

                                             SALES

                     NINE MONTHS ENDED
                       SEPTEMBER 30,                                         YEAR ENDED DECEMBER 31,
               -----------------------------     --------------------------------------------------------------------------------
                   1996             1995             1995             1994             1993             1992             1991
               ------------     ------------     ------------     ------------     ------------     ------------     ------------

                                                             (DOLLARS IN MILLIONS)
Commercial
 aerospace...  $106.1    60%    $ 65.9    54%    $ 91.1    53%    $ 54.4    38%    $ 56.1    44%    $ 68.9    51%    $ 87.2    53%
Military
 aerospace...    23.7    13       19.4    16       26.2    15       23.9    17       24.2    19       25.6    19       30.1    18
Nonaerospace...   47.6   27       37.3    30       53.9    32       65.1    45       47.1    37       41.1    30       48.3    29
               ------   ---     ------   ---     ------   ---     ------   ---     ------   ---     ------   ---     ------   ---
  Total......  $177.4   100%    $122.6   100%    $171.2   100%    $143.4   100%    $127.4   100%    $135.6   100%    $165.6   100%
               ======   ===     ======   ===     ======   ===     ======   ===     ======   ===     ======   ===     ======   ===

  MILL PRODUCTS

     The Company produces a full range of titanium mill products which are used in both the aerospace and nonaerospace markets.

     Aerospace. Mill product sales to the commercial and military aerospace industries accounted for approximately 69% and 9%, respectively, of RMI's mill product sales during the first nine months of 1996, compared with 64% and 11% in 1995 and 50% and 13% in 1994. RMI sells titanium mill products to major aircraft manufacturers and to subcontractors in the commercial and military aerospace industries. The Company's products are certified and approved for use by all major domestic and most international manufacturers of commercial and military aircraft and jet engines. Products such as sheet, plate, strip, bar, billet and ingot are utilized in aircraft bulkheads, tail sections, wing supports and carry-through structures and various engine components including rotor blades, vanes, discs, rings and engine cases.

     As of September 30, 1996, the leading manufacturers of commercial aircraft, Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, reported an aggregate of 2,190 planes under firm order and deliverable over the next five years. The comparable backlogs as of December 31, 1995, 1994 and 1993 were 1,869 planes, 1,742 planes and 2,022 planes, respectively. Included in the backlog for September 30, 1996 are 244 firm orders for the new Boeing 777 wide-body aircraft, which requires more titanium than any other commercial aircraft. Deliveries of commercial aircraft by these three manufacturers totaled 276 in the first nine months of 1996, 380 in 1995, 432 in 1994, and 546 in 1993. Because it typically takes from 12 to 18 months from placement of an order until delivery of a commercial aircraft, realized delivery rates generally lag behind announced backlog estimates. In addition, changing economic conditions and instability in the domestic commercial airline industry may cause manufacturers to re-evaluate aircraft orders and options, thus affecting realized aircraft delivery rates.

     The following table presents RMI's estimates, based on information from the aircraft manufacturers, of the titanium mill product requirements of selected commercial and military aircraft:

                  ESTIMATED TITANIUM MILL PRODUCT REQUIREMENTS
                                  PER AIRCRAFT
                            (in thousands of pounds)

Commercial:
  Airbus Industrie             BUY-WEIGHT(1)(2)
     A319/A320/A321............       10-15
     A330......................       23-44
     A340......................        32

  Boeing
     737.......................       17-22
     747.......................       82-88
     757.......................       37-38
     767.......................       36-40
     777.......................      85-111

  McDonnell Douglas
     MD-11.....................       63-64

Military:
  General Dynamics
     F-16 Falcon...............       6-10

  McDonnell Douglas
     F-15 Eagle................        62
     F/A-18 Hornet.............       10-13
     C-17......................        193
     F-22......................        120

  Sikorsky
     Blackhawk.................         6
     Super Stallion............        19
     Seahawk...................         5

---------

(1) Due to yield loss during milling and fabrication of parts, a smaller portion of the titanium buy-weight is ultimately used in the aircraft and engines.

(2) Ranges refer to aircraft with variable engine configurations.

     Nonaerospace. Principal nonaerospace mill products include commercially pure (unalloyed) strip, welded tube and plate used for oil and gas and geothermal energy production, chemical processing and pulp and paper equipment. Bar is sold for the production of medical implants and high-performance automotive engine parts. The Company is also a leading supplier of commercially pure titanium plate and strip, which offers superior corrosion resistance and ductility for critical forming and metal expansion required in applications such as heat exchangers and anodes for the chlorine industry. Nonaerospace sales accounted for 22% of the Company's mill product sales in the first nine months of 1996, 25% in 1995 and 37% in 1994. Since the Company's entry into strip production in 1984 and tube production in 1986, sales of these two products have grown to a majority of the Company's total nonaerospace mill product sales.

     The use of titanium in golf club heads emerged in 1995 as an important nonaerospace product application for the titanium industry. Management believes this market amounted to 3.5 million pounds, or approximately 8%, of U.S. industry mill product shipments in 1995. While titanium golf clubs have been used in Japan for over six years, with titanium woods currently commanding approximately 60% of the Japanese market, they have only recently gained significant popularity in the U.S. market. Titanium golf clubs have developed as the latest of several technological innovations in the golf industry in the last 25 years.

     Titanium has become a desirable material for golf clubs due to its superior strength-to-weight ratio as compared to steel. This characteristic allows club manufacturers to create a larger club head without increasing the weight of the club and to distribute weight more strategically around the club while maintaining the club's structural integrity. Titanium also has a higher elastic deformation than steel, providing optimal energy transfer at impact with the ball and improved carry and distance. Titanium clubs have attracted the attention of Professional Golf Association ("PGA"), Ladies PGA and Senior PGA tour members, many of whom now use a titanium driver.

     Almost every major golf club manufacturer, including Callaway, Cleveland, Cobra, Lynx, Taylor Made, Titleist and Tommy Armour, is currently marketing a titanium driver, and several of the major manufacturers are using titanium in club heads for other clubs, including woods, irons and putters. Certain golf club manufacturing companies have introduced full sets of titanium golf clubs. A number of golf club head casting companies have announced expansions of their golf club head production facilities. The Company sells titanium mill products directly to golf club head casting companies who, in turn, sell their products to major golf club manufacturers. Sales to the emerging golf club market increased to 7% of RMI's sales in the first nine months of 1996 from less than 1% of RMI's sales in 1995 and 1994. In addition to the direct benefit of increased sales, demand from the golf club market also benefits RMI indirectly by increasing utilization in the titanium mill products industry, resulting in increased prices for titanium mill products industry-wide.

  FABRICATED PRODUCTS AND OTHER SERVICES

     Fabricated products include pipe, engineered tubular products for the oil and gas and geothermal energy production industries, hot-formed and superplastically formed parts and cut shapes for aerospace applications and titanium metal powders. Titanium powders are used for alloy additions, superconductors, grain refinement of other metals and titanium powder metal parts. Other services include conversion and fabrication services for other titanium and specialty metals producers and project management. Revenues from fabricated products and other services accounted for 14% of RMI's sales in the first nine months of 1996, 16% in 1995 and 22% in 1994. Sales to the aerospace market represented 66%, 51% and 41% of such revenues in the first nine months of 1996 and in 1995 and 1994, respectively, with sales to the nonaerospace market representing the balance.

     The Company has devoted significant resources, the costs of which have been expensed, to develop new applications and markets for titanium in the oil and gas and geothermal energy production industries. Sales to the oil and gas and geothermal energy production industries were 1% of RMI's sales in the first nine months of 1996, 3% of RMI's sales in 1995 and 9% of RMI's sales in 1994.

     During 1995, the Company completed shipment of the world's first high-pressure titanium drilling riser for use in the Conoco Heidrun project (one of the world's largest floating, deep-water oil and gas production platforms) located in the Norwegian sector of the North Sea. During 1995, the Company received several orders, valued in excess of $3 million, to supply titanium stress joints for use in the Oryx Energy Neptune Production Riser System in the Gulf of Mexico.

     In late 1994, the Company was awarded a contract (expiring in January 1998) to supply all of the seamless titanium pipe required for a number of geothermal energy production facilities located in the Imperial Valley of California. Deliveries under the initial order of $7 million were completed during the first nine months of 1996.

     The Company continues to work closely with several oil companies and engineering concerns to develop other titanium projects or applications in the oil and gas and geothermal energy production industries. RMI has entered into several cooperative ventures to encourage and develop titanium products for use in the oil and gas industry. For example, in January 1995, the Company entered into an agreement with Stolt Comex Seaway SA ("Stolt Comex"), a Norwegian-based diversified contractor to the offshore oil and gas industry, to combine RMI's and Stolt Comex's expertise to market, engineer, fabricate and install titanium production risers, flow lines and other titanium subsea systems. Pursuant to this agreement, the parties have entered into discussions to form a joint venture if a commercial market for such subsea systems is proven to exist. In addition, in February 1996, the Company, Stolt Comex and Kvaerner Oilfield Products Ltd., a Norwegian engineering concern, entered into an agreement pursuant to which the parties agreed to submit joint bids for titanium riser systems.

  OTHER

     The Company has a long-term agreement with the DOE covering the remediation and restoration of the Company's closed facilities in Ashtabula, Ohio, for which the DOE is responsible as a result of work performed there by the Company for the U.S. government. The Company is serving as the prime contractor during the remediation and restoration period. Year-to-year revenues and the time of completion of the project will depend on DOE funding. In the first nine months of 1996, the Company recognized $7.2 million in such revenues compared to $6.2 million in 1995, $8.5 million in 1994 and $10.4 million in 1993. As the prime contractor, the Company provides management services necessary to complete assessment, clean-up and remediation activities.

EXPORTS

     Most of the Company's exports, with the exception of the drilling riser discussed above under "Products and Markets--Fabricated Products and Other Services," have consisted of titanium mill products used in aerospace markets. Other exports include slab, commercially pure strip, plate and welded tubing used in nonaerospace markets. The Company's export sales were 17% of sales in the first nine months of 1996 and 18%, 27% and 19% of sales in 1995, 1994 and 1993, respectively. Such sales were made primarily to the European market, where the Company believes it is a leader in supplying alloy flat-rolled titanium mill products as well as rotating-quality billet. Export sales in 1994 and 1993 include revenues recognized in connection with the titanium drilling riser contract. Most of the Company's export sales are made in U.S. dollars, which minimizes exposure to foreign currency fluctuations.

     As a leading supplier of alloy flat-rolled titanium mill products to the European market, the Company has worked through its distributors to secure contracts to furnish mill products to the major European aerospace manufacturers. As a result, the Company has significant export sales to customers in France, the United Kingdom and Germany. In order to enhance its presence in the European market, in 1992 the Company acquired a 40% ownership interest in its French distributor, Reamet, SA. In addition, the Company has expanded its operations in the United Kingdom to include a distribution and service center facility in Birmingham, England. Operations at the facility commenced during the second quarter of 1995. In 1996, the Company became a qualified supplier to Rolls Royce Plc and received an order to supply material from the Birmingham facility for use in fan blades and other critical rotating parts in Rolls Royce's family of jet engines.

RAW MATERIALS

     The principal raw materials used in the production of titanium mill products are titanium sponge, a porous metallic material; titanium scrap; and alloying agents. RMI acquires its raw materials from a number of suppliers, both domestic and foreign, under long-term contracts and other negotiated transactions. The Company purchased approximately 11 million pounds of titanium sponge in the first nine months of 1996 and approximately 12 million pounds of titanium sponge in 1995. Requirements for sponge vary based upon product mix and the level of scrap usage.

     Following the closure of its sponge production facilities in 1992, the Company began purchasing its titanium sponge from outside sources. The Company has entered into two long-term sponge supply arrangements, each with pricing below the cost of sponge which was produced at the Company's own facilities prior to their closure. In addition, the Company has supplemented its metal requirements with additional sponge and raw material purchases, including titanium scrap, from other U.S. and foreign suppliers.

     One of the sponge contracts, which is with a competing producer of mill products, permits the Company to purchase up to seven million pounds per year at specified prices per pound during 1996, depending on the volume of sponge purchased, and thereafter through 2003 at the Company's option at either market price (but not below the supplier's cost) or the price in effect under the contract for 1996 plus adjustments for changes in certain of the supplier's costs, such as labor, electricity and materials. The other contract, which is with a Japanese supplier, permits the Company to purchase up to four million pounds of sponge per year through 1999, either at market price or a 1994 base price plus changes in certain of the supplier's costs, such as labor, electricity and materials. In addition, this contract permits the Company to purchase up to an additional two million pounds of sponge at negotiated prices. These contracts are subject to renegotiation or termination under certain circumstances. The Company purchases the balance of its sponge requirements pursuant to short-term agreements or at negotiated prices. Prices for the Company's 1996 and 1997 requirements have already been set under these contracts and other short-term arrangements. See "Risk Factors--Dependence on Others for Raw Materials and Certain Conversion Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In July 1996, the Company was notified that the Department of Commerce released preliminary findings in a review of an existing anti-dumping order on titanium sponge from Russia. The Department of Commerce determined that dumping did not occur on sales made by Interlink, a major trading company for Russian-produced titanium sponge, during the review period. A final determination confirming the earlier finding was issued in November 1996. The final determination can be appealed to the Court of International Trade but is effective unless and until it is overturned. The Company purchases nearly all of its Russian titanium sponge through Interlink. These purchases previously carried an 84% dumping duty. The no-dumping finding eliminates this duty, thereby allowing the Company access to lower cost sources for a significant portion of its titanium sponge requirements.

     The Company purchases titanium tetrachloride, the primary raw material used in the manufacture of titanium sponge, from SCM Chemicals, Inc. pursuant to a long-term supply agreement expiring in 2003. Titanium tetrachloride is shipped to one of the Company's long-term sponge suppliers where it is used in providing sponge for the Company.

     The Company believes it has adequate sources for titanium sponge, scrap, alloying agents and other raw materials.

COMPETITION AND OTHER MARKET FACTORS

     The titanium metals industry is highly competitive on a worldwide basis. Competition is primarily on the basis of price, quality and timely delivery. Titanium also competes with other metals such as stainless steel and nickel based corrosion resistant alloys. A metal manufacturing company with rolling and finishing facilities could participate in the mill product segment of the titanium industry. However, entry into the titanium industry as an integrated producer would require a significant investment of capital and extensive technical expertise.

     Producers of titanium mill products are located primarily in the U.S., Japan, the former Soviet Union, Europe and China. Following closure of the Company's sponge facilities in 1992, Oregon Metallurgical Corporation (Oremet) and Titanium Metals Corporation of America (Timet) are the two remaining U.S. integrated producers that produce their own sponge. There are also a small number of domestic nonintegrated producers that, along with the Company, produce mill products from purchased sponge, scrap or ingot. The Company does not believe, however, that any of its nonintegrated U.S. competitors produce as full a line of mill products as does RMI.

     Imports of titanium mill products from countries that receive the most-favored-nation ("MFN") tariff rate are subject to a 15% tariff. The tariff rate applicable to imports from countries that do not receive MFN treatment is 45%. Japanese producers, which benefit from MFN treatment, participate significantly in the European market, but historically have not been a major factor in the U.S. mill products market. The United States currently grants MFN treatment to imports, including titanium mill product imports, from the former Soviet Union countries, including Russia. Effective October 18, 1993, the U.S. Government extended the benefits of the Generalized System of Preferences ("GSP") to Russia. Under GSP, the U.S. grants duty-free access to semifinished and agricultural products from developing countries and territories. Certain titanium mill products are covered by GSP. However, titanium sponge, ingot and slab have not been afforded GSP treatment. In 1995, a Russian producer began to participate in the U.S. market for titanium mill products. This titanium producer has the largest rated capacity in the world (although management believes practical capacity is substantially less) and could materially affect competition if its exports of titanium mill products were to increase significantly.

MARKETING AND DISTRIBUTION

     RMI markets its titanium mill products and related products and services worldwide. Approximately 80% of the Company's sales are made through its own sales force and the balance through independent distributors. RMI's domestic sales force has offices in Niles, Ohio; Houston, Texas; Brea, California; Washington, Missouri; and Salt Lake City, Utah. Technical marketing personnel are available to service these offices and to assist in new product applications and development. In addition, the Company's Customer Technical Service and Research and Development Departments, both located in Niles, Ohio, provide extensive customer support.

     In the U.S., RMI has expanded its market share by establishing relationships with several specialized distributors that allow for a targeted marketing approach to large customers that require a full-service distribution supply. RMI also provides a direct distribution service on cut-to-size parts out of its TRADCO, Inc. subsidiary in Washington, Missouri.

     Internationally, RMI maintains a sales office and distribution warehouse in Birmingham, England. In December 1992, the Company completed an acquisition of a 40% ownership interest in its French distributor, Reamet, SA. The Company also has independent distributors covering The Netherlands, Italy, Israel, Norway, Spain, Sweden, Brazil, Belgium, Germany, Switzerland, Korea, Philippines, Taiwan, South Africa, India and Australia.

MANUFACTURING FACILITIES

     The Company has over 728,000 square feet of manufacturing facilities exclusive of office space, located primarily in Niles, Ohio. The Company's principal manufacturing plants, the principal products produced at such plants and their aggregate capacities are set forth below.

                            MANUFACTURING FACILITIES

                                                                      ANNUAL RATED     ANNUAL PRACTICAL
        LOCATION                           PRODUCT                      CAPACITY         CAPACITY(1)
        --------                           -------                      --------         -----------
Niles, Ohio                 Ingot (Million Pounds)................          36                 30
Niles, Ohio                 Mill Products (Million Pounds)........          22                 20
Hermitage, Pennsylvania     Tube (Thousand Pounds)................         780                780
Washington, Missouri        Hot-Formed and Superplastically Formed
 Sullivan, Missouri          Components (Thousand Press Hours)....          21                 21
Salt Lake City, Utah        Powders (Million Pounds)..............         1.5                1.5

---------

(1) Practical capacity is based on current product mix and yields.

     The Company owns all of the foregoing facilities, except for the Sullivan, Missouri facility and certain buildings and property at Washington, Missouri, all of which are leased. The plants have been constructed at various times over a long period, many of the buildings have been remodeled or expanded and additional buildings have been constructed from time to time.

CONVERSION SERVICES

     The Company utilizes third-party converters to melt and/or finish approximately 35% of its mill products. The use of these converters raises the Company's effective processing capacity. Certain mill products, such as hot band and cold rolled strip and oversized plate, are produced entirely by such converters using semi-finished titanium mill products supplied by the Company. The Company, however, is responsible for inspecting and delivering these products to customers. The Company maintains long-term relationships with many of these conversion companies. The Company believes that, if necessary, it could obtain alternative sources for conversion services.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT

     The Company conducts research, technical and product development activities at facilities in Niles, Ohio. The principal goals of the Company's research program are maintaining technical expertise in the production of titanium mill and fabricated products and providing technical support in the development of new markets and products. In addition to the Company's own funding, certain major customers have assisted in funding the Company's development of specific titanium applications. Research, technical and product development costs totaled $2.0 million in the first nine months of 1996, $3.4 million in 1995, $3.3 million in 1994 and $2.4 million in 1993. Customer assisted funding, which is treated as a reduction of research and development spending, reduced the Company's portion of research and development expense to $1.4 million in the first nine months of 1996, $1.8 million in 1995 and $1.5 million in each of 1994 and 1993.

     The Company has research laboratories in Niles with melting, metal processing and metal testing facilities and a corrosion laboratory for support of nonaerospace markets.

PATENTS AND TRADEMARKS

     The Company possesses a substantial body of technical know-how and trade secrets and owns a number of U.S. patents applicable primarily to product formulations and uses. The Company considers its know-how, trade secrets and patents important to conduct its business, although no individual item is considered to be material to the Company's current business.

EMPLOYEES

     As of September 30, 1996, the Company and its subsidiaries employed 902 persons, 190 of whom were classified as administrative and sales personnel. At September 30, 1996, 66 of the 902 employees were directly involved with the DOE remediation and restoration contract at the Company's now closed facilities in Ashtabula, Ohio.

     The United Steelworkers of America ("USWA") represents 466 of the hourly and clerical and technical employees at the Company's plant in Niles, Ohio and the hourly employees at the closed facilities in Ashtabula, Ohio. Other than six hourly workers at the Ashtabula facilities, who are represented by the Oil, Chemicals and Atomic Workers Union, the Company's other employees are not represented by a union. In October 1995, following a five day work stoppage, a three-year labor agreement was reached with the USWA represented employees at Niles. The hourly employees at the facilities in Ashtabula agreed to a five-year contract on January 15, 1996.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. Given the critical nature of many of the aerospace end uses for the Company's products, including specifically their use in critical rotating parts of gas turbine engines, the Company maintains aircraft products liability insurance of $250 million, which includes grounding liability.

     In connection with the closing of the Company's facilities in Ashtabula, Ohio, the Oil, Chemical and Atomic Workers Union, Local 729, commenced an action in 1992 in the U.S. District Court for the Northern District of Ohio, captioned OCAW, Local 7-629, AFL-CIO, et al. vs. RMI Titanium Company, against the Company alleging violation of the notification provisions of the Worker Adjustment and Retraining Notification Act ("WARN"). Three classes of former employees at such facilities have alleged that they did not receive appropriate notice of their pending layoffs or terminations as required under WARN and are seeking back pay for the notification period. The Company believes that it has complied with the provisions of WARN and that the claims are without merit.

  Environmental

     The Company is subject to extensive federal, state and local laws and regulations concerning environmental matters. During each of 1995 and 1994, the Company spent approximately $0.6 million for environmental-related expenditures. Such expenditures totaled $0.9 million in 1993. The Company broadly estimates environmental-related expenditures, including capital items and compliance costs, will total approximately $3.4 million during the 1996-1998 period.

     In connection with the Reorganization, the Company assumed all responsibility for environmental matters relating to RMI Company and its immediate predecessor, Reactive Metals, Inc., which commenced business on April 1, 1964, and agreed to indemnify Quantum and USX against any liability relating to such environmental matters. Quantum and USX have been named as potentially responsible parties in connection with the Fields Brook Superfund site discussed below. In addition, Quantum initially acquired the Company's now closed Ashtabula facilities in 1950, which it owned until 1964, when they were acquired by Reactive Metals, Inc. Although the Company believes it may have claims with respect to possible remediation and other costs against Quantum for the pre-1964 period, ultimate apportionment of any liability between the Company and Quantum has not been finally agreed upon.

     Active Investigative or Cleanup Sites. The Company is involved in investigative or cleanup projects at certain waste disposal sites, including those discussed below.

     Fields Brook Superfund Site. The Company, together with 31 other companies, has been identified by the EPA as a PRP under CERCLA with respect to a superfund site defined as the Fields Brook Watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook sediment operable unit was $48 million. Recent studies, together with improved remediation technology and redefined cleanup standards, have resulted in a more recent estimate of the remediation cost of approximately $25 million. The actual cost of remediation may vary from the estimate depending upon any number of factors.

     The EPA, beginning in March 1989, ordered 22 of the PRPs to conduct a design phase study for the sediment operable unit and a source control study. These studies are nearly complete and currently estimated to cost $22 million. The Company, working cooperatively with fourteen others, is complying with the order and has accrued and has been paying its portion of the cost of such compliance. It is anticipated that the studies will be completed no earlier than 1997. Actual cleanup is not expected to commence prior to 1998. The Company's share of the study costs has been established at 9.95%. In June, 1995, the Company and twelve others entered into a Phase 2 (actual cleanup) allocation agreement which assigns 9.44% of the cost to RMI. However, actual percentages may be more or less based on contributions from other parties which are not currently participating in the Phase 2 allocation agreement.

     The U.S. Department of the Interior, on behalf of the Natural Resource Trustees for Fields Brook, has notified the PRPs of the Trustees' belief that the PRPs have incurred liability for injuries to natural resources and has proposed a negotiated settlement. It is not possible to predict at this time the cost of a natural resource settlement, although the Company believes it is likely that the PRPs will negotiate a settlement that will not result in any material obligation to the Company.

     Resource Conservation and Recovery Act of 1975 ("RCRA") Proceedings-Ashtabula Sodium Plant. The Company, through its independent environmental consultant, has identified and reported to the EPA the presence of metals and hazardous organic materials on portions of its closed facilities in Ashtabula, Ohio. As to the organic material, the consultant has determined it originates from an off-site source, and the Company does not anticipate it will be required to clean up this material.

     A Corrective Measures Study report prepared for the Company by the consultant states that the presence of metals would not be expected to have an adverse impact on humans or the environment, and, after conducting a detailed analysis of cleanup alternatives, the study recommended that metals contaminated material be consolidated at an on-site landfill and contained in place, at an estimated cost of $1 million. The EPA has approved the Corrective Measures Study but has not yet selected a cleanup alternative. The Company has accrued an amount for this matter.

     Ashtabula River. The Ashtabula River and Harbor has been designated one of 43 Areas of Concern on the Great Lakes by the International Joint Commission. Fields Brook empties into the Ashtabula River, which in turn flows into Lake Erie. The State of Ohio has appropriated $7 million in state funds to the Ashtabula River dredging project to assist in securing federal funds needed to conduct the dredging.

     The Company believes it is most appropriate to use public funds to cleanup a site with regional environmental and economic development implications such as the Ashtabula River and Harbor. The Ashtabula River Partnership ("ARP"), a voluntary group of public and private entities including, among others, the Company, the EPA, and the Ohio EPA, was formed in July 1994 to bring about the remediation of the river. The ARP is working both to design a cost-effective remedy and to secure public funding. Phase 1, the Comprehensive Management Plan, is well underway and is completely funded with public money. To fund Phase 2, the Detailed Design, the Company and the 14 other PRPs who are cooperating at the Fields Brook

Superfund site collectively have pledged a voluntary contribution of $1 million over two years, contingent upon receiving matching Federal funds. In 1996, $0.5 million in matching Federal funds was granted. It is possible that the EPA could determine that the Ashtabula River and Harbor should be designated as an extension of the Fields Brook Superfund site, or, alternatively, as a separate Superfund site. It is not possible at this time to predict the methods or responsibility for any remediation and whether the Company will have any liability for any costs incurred in cleaning up the Ashtabula River and Harbor.

     With respect to each of the above sites, all of which are located in Ohio, the State of Ohio may assert its interests and rights independent of those of the EPA. The Company has notified all its insurers relative to the environmental claims reported above and has demanded that the insurers assume the Company's defense of such claims and indemnify the Company against such claims. During 1993, the Company settled a claim with one insurer for $0.4 million. None of the remaining insurers have agreed to defend or indemnify the Company, and several have denied coverage. However, the Company continues to pursue these claims with its insurers.

     Alleged RCRA Violations. On October 9, 1992, the EPA filed a complaint alleging certain violations of RCRA at the Company's now closed facilities in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in 1991. Under the complaint the EPA proposed to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     Given the status of the proceedings at certain of these sites, and the evolving nature of environmental laws, regulations, and remediation techniques, the Company's ultimate obligation for investigative and remediation costs cannot be predicted. It is the Company's policy to recognize in its financial statements environmental costs as an obligation becomes probable and a reasonable estimate of exposure can be determined. At September 30, 1996, the amount accrued for future environmental-related costs was $2.4 million. Based on available information, RMI believes that its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 to $6.3 million in the aggregate. The amount accrued is net of expected contributions from third parties (which does not include any amounts from insurers) of approximately $2.1 million which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites.

     The ultimate resolution of the foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that RMI will remain a viable and competitive enterprise even though it is possible these matters could be resolved unfavorably.

                            SELECTED FINANCIAL DATA

    The following selected financial data has been derived from the Consolidated Financial Statements of RMI for each of the five years during the period ended December 31, 1995. The selected financial data for the nine month periods ended September 30, 1996 and 1995 has been derived from the unaudited Consolidated Financial Statements of RMI, which, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. The information set forth below should be read in connection with the Consolidated Financial Statements included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                   ----------------------      ----------------------------------------------------------------
                                     1996          1995          1995          1994          1993          1992          1991
                                   --------      --------      --------      --------      --------      --------      --------
                                                    (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AND PRICE DATA)
STATEMENT OF OPERATIONS DATA:
Sales:
  Mill products.................   $144,773      $100,475      $138,077      $103,790      $ 96,453      $110,509      $128,803
  Fabricated products and other
    services....................     25,428        17,589        26,904        31,134        20,512        16,745        17,260
  Other(1)......................      7,185         4,572         6,185         8,468        10,432         8,353        19,505
                                   --------      --------      --------      --------      --------      --------      --------
      Total sales...............    177,386       122,636       171,166       143,392       127,397       135,607       165,568
Cost of sales...................    146,134       121,808(2)    164,949(2)    140,289       127,486       135,985       204,086(3)
                                   --------      --------      --------      --------      --------      --------      --------
  Gross profit (loss)...........     31,252           828         6,217         3,103           (89)         (378)      (38,518)
Selling, general and
  administrative expenses.......      7,294         7,495         9,576         9,531         9,133         9,365        10,687
Research, technical and product
  development expenses..........      1,456         1,433         1,861         1,543         1,542         1,644         3,507
                                   --------      --------      --------      --------      --------      --------      --------
Operating income (loss).........     22,502        (8,100)       (5,220)       (7,971)      (10,764)      (11,387)      (52,712)
Other (expense) income, net.....        244        (1,640)       (1,622)         (291)        1,554           178          (735)
Interest expense................     (1,978)       (3,599)       (4,966)       (3,300)       (2,745)       (2,746)       (3,538)
                                   --------      --------      --------      --------      --------      --------      --------
Income (loss) before income
  taxes.........................     20,768       (13,339)      (11,808)      (11,562)      (11,955)      (13,955)      (56,985)
Provision (credit) for income
  taxes.........................       (607)(4)        --        (7,200)(4)        --            --           107           100
                                   --------      --------      --------      --------      --------      --------      --------
Income (loss) before cumulative
  effect of change in accounting
  principle.....................     21,375       (13,339)       (4,608)      (11,562)      (11,955)      (14,062)      (57,085)
Cumulative effect of change in
  accounting principle..........         --            --            --        (1,202)(5)   (16,938)(6)        --            --
                                   --------      --------      --------      --------      --------      --------      --------
Net income (loss)...............   $ 21,375      $(13,339)     $ (4,608)     $(12,764)     $(28,893)     $(14,062)     $(57,085)
                                   ========      ========      ========      ========      ========      ========      ========
Net income (loss) per common
  share before cumulative effect
  of change in accounting
  principle.....................   $   1.19      $  (0.87)     $  (0.30)     $  (1.45)     $  (8.14)     $  (9.66)     $ (39.17)
Net income (loss) per common
  share.........................       1.19         (0.87)        (0.30)        (1.60)       (19.67)        (9.66)       (39.17)
Weighted average shares
  outstanding (in thousands)....     17,930        15,289        15,302         7,958         1,469         1,456         1,458

BALANCE SHEET DATA:
  (at end of period)
Working capital.................   $115,938      $ 84,916      $ 86,738      $ 74,694      $ 66,319      $ 72,229      $ 79,820
Total assets....................    205,999       160,614       171,559       160,810       152,471       153,257       173,888
Long-term debt..................      6,630        67,950        64,020        54,740        66,660        62,280        58,800
Total shareholders' equity......    140,662(7)     29,806        36,889        42,596        27,861        63,302        77,705

OPERATING AND OTHER FINANCIAL DATA:
Mill product shipments
  (thousands of pounds):
  Aerospace.....................     10,273         7,944        10,526         8,109         7,619         8,699         9,379
  Nonaerospace..................      3,137         2,691         3,884         3,370         3,406         2,585         1,938
                                   --------      --------      --------      --------      --------      --------      --------
      Total shipments...........     13,410        10,635        14,410        11,479        11,025        11,284        11,317
Average realized mill product
  sales price (per pound).......   $  11.71      $  10.14      $  10.23      $   9.63      $   9.60      $  10.20      $  11.69
EBITDA (8)......................   $ 26,457      $ (4,914)     $  4,632      $ (2,122)     $ (2,912)     $ (4,703)     $ (5,535)
Cash flows (used in) provided
  from:
  Operating activities..........   $(22,311)     $(11,590)     $ (7,725)     $(13,217)     $ (4,229)     $ (2,562)     $ 15,049
  Investing activities..........     (2,392)       (1,009)       (1,422)       (1,115)         (106)       (2,444)       (8,799)
  Financing activities..........     24,917        13,210         9,271        14,424         4,358         3,398        (4,818)
                                   --------      --------      --------      --------      --------      --------      --------
      Total.....................   $    214      $    611      $    124      $     92      $     23      $ (1,608)     $  1,432
Order backlog at period end
  (9)...........................   $327,000      $110,000      $134,000      $ 67,000      $ 70,000      $ 53,000      $ 82,000
Active employees at period
  end...........................        902           832           844           817           782           843         1,172

                                                   (footnotes on following page)

---------

(1) Includes sales of discontinued products of $2.6 million and $13.2 million in 1992 and 1991, respectively.

(2) Includes a charge of $5.0 million reflecting the June 30, 1995 adoption of SFAS No. 121. See Note 8 to the unaudited Consolidated Financial Statements for the nine months ended September 30, 1996 and Note 7 to the Consolidated Financial Statements for the year ended December 31, 1995.

(3) Includes a charge of $37.1 million relating to the closing of RMI's titanium sponge production facilities.

(4) See Note 4 to the unaudited Consolidated Financial Statements for the nine months ended September 30, 1996 and Note 8 to the Consolidated Financial Statements for the year ended December 31, 1995.

(5) Reflects the adoption of SFAS No. 112. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 1995.

(6) Reflects immediate recognition of the transition obligation determined as of the January 1, 1993 adoption of SFAS No. 106. See Note 11 to the Consolidated Financial Statements for the year ended December 31, 1995.

(7) Includes net proceeds of $80.3 million from the sale of Common Stock in May 1996.

(8) EBITDA consists of income before interest expense, income taxes, depreciation and amortization and the charges related to an asset impairment in 1995, changes in accounting principles in 1994 and 1993, and a plant closing in 1991. Management believes EBITDA is useful in measuring the Company's ability to service its debt. EBITDA should not be considered as an alternative to, or more meaningful than, operating income or cash flow, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance.

(9) "Order backlog" is defined as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere herein. The following information contains forward-looking statements which involve certain risks and uncertainties. See "Forward-Looking Statements."

OVERVIEW

     Historically, a majority of the U.S. titanium industry's output has been used in aerospace applications. The cyclical nature of the aerospace industry has been the principal cause of the fluctuations in performance of companies engaged in the titanium industry. Over the past 19 years, titanium mill products shipments registered cyclical peaks of 54 million pounds in 1980 and 55 million pounds in 1989. Beginning in 1991, the industry experienced a dramatic downturn in demand for mill products. Domestic industry shipments fell from 53 million pounds in 1990 to 34 million pounds in 1991, a decrease of 35%, the largest single one year decrease in the history of the industry. This decline in industry shipments reflected a sharp decline in military aerospace consumption and a decline in commercial aircraft build rates due in part to significant financial losses suffered by U.S. commercial airline carriers. RMI's average realized mill product selling prices deteriorated during the years 1993 and 1994 and were approximately 30% below 1990 levels.

     Commercial aerospace markets have shown a recent increase in demand while military aerospace markets have stabilized at the reduced build rate levels. In 1995, most major commercial airlines reported stronger operating profits and, in the second half of 1995 and through the first nine months of 1996, aircraft manufacturers increased build rates. As of September 30, 1996, the leading manufacturers of commercial aircraft, Boeing Company, McDonnell Douglas Corporation and Airbus Industrie, reported an aggregate of 2,190 planes under firm order and deliverable over the next five years. The comparable backlogs as of December 31, 1995, 1994 and 1993 were 1,869 planes, 1,742 planes and 2,022 planes, respectively. The Company estimates, based on USGS data, that industry mill products shipments to the commercial aerospace market in 1995 were 20 million pounds, an increase of approximately 18% compared to 1994 and total industry shipments in 1995 were approximately 44 million pounds, an increase of 26% compared to 1994. Based on USGS data, total U.S. industry shipments in the first six months of 1996 (the latest figures available) were 29 million pounds compared to 20 million pounds in the first six months of 1995, 44 million pounds in 1995 and 35 million pounds in 1994. RMI can give no assurance as to the extent or duration of any recovery in the commercial aerospace market or the extent to which such recovery will result in increases in demand for titanium products. See "Risk Factors--Dependence on Cyclical Aerospace Markets."

     During 1995, the use of titanium in golf clubs emerged as an important nonaerospace market for the U.S. titanium industry. See "Business--Products and Markets--Mill Products." The Company believes that titanium shipments for use in golf clubs amounted to 3.5 million pounds, or approximately 8% of U.S. industry mill product shipments, in 1995. Demand from the golf club market benefits RMI by increasing utilization in the titanium mill products industry, resulting in increased prices for titanium mill products industry-wide. Although demand for titanium scrap for the golf club manufacturing market has placed upward pressure on the Company's raw material costs, this pressure has been more than offset to date by higher selling prices for the Company's mill products.

     In response to industry-wide conditions the Company closed its sponge production facilities in early 1992, which allowed the Company to stem immediately significant losses generated at these plants, as well as maintain the flexibility to purchase titanium sponge and other raw materials, such as foreign or domestic scrap, at favorable prices. The Company entered into two long-term titanium sponge supply arrangements which assure a supply of a substantial portion of the Company's expected sponge requirements. Prices for the Company's 1996 and 1997 requirements have been set under these contracts and other short term arrangements. See "Risk Factors--Dependence on Others for Raw Materials and Certain Conversion Services" and "Business--Raw Materials." Raw material prices are a significant factor in the overall cost of production of the Company's titanium mill products. RMI has instituted raw material escalator and surcharge clauses on all of its new incoming orders. These escalators and surcharges are linked directly to current raw material prices for titanium sponge, alloys and scrap. However, because of the cyclical nature of the titanium industry and the effect that overall demand for titanium mill products may have on future pricing, the Company can give no assurances as to the continuing ability to recover raw material cost increases.

     RMI's strategy is to build on its leading position in the worldwide titanium industry while maintaining a strong financial condition and stringent quality, safety and environmental standards. RMI is emphasizing higher margin products in its traditional markets, while continuing to develop new markets and products such as seamless tubulars for oil and gas and geothermal energy production and the use of billet for golf club applications. See "Risk Factors--No Assurances as to New Product and Market Development" and "Business--Products and Markets--Fabricated Products and Other Services."

RESULTS OF OPERATIONS

     Net Sales. Net sales for the nine months ended September 30, 1996 increased by $54.8 million, or 45%, compared to the first nine months of 1995. This increase resulted primarily from increased mill product shipments and higher average selling prices. Mill products shipments for the first nine months of 1996 amounted to 13.4 million pounds compared to 10.6 million pounds in the comparable period of 1995. Average realized mill product selling prices increased to $11.71 per pound in the first nine months of 1996 compared to $10.14 per pound during the comparable period of 1995. Both demand and pricing for titanium mill products continued to remain strong in both commercial aerospace and industrial product markets. Sales related to new products and markets decreased from $2.2 million in the first nine months of 1995 to $1.9 million in the first nine months of 1996. Sales of hot-formed parts and cut shapes increased to $12.1 million in the first nine months of 1996 from $9.6 million in the same period of 1995.

     Net sales in 1995 increased by $27.8 million, or 19%, compared to 1994. This increase resulted primarily from an increase in the volume of mill product shipments and higher average selling prices, partially offset by decreased revenues from fabricated products and other services and other sales. Shipments of mill products in 1995 increased to 14.4 million pounds, 25% higher than in 1994, reflecting an increase in demand for mill products from commercial aerospace and other industrial markets. The majority of this increase occurred in the second half of 1995, reflecting strengthening business conditions as the year progressed. Approximately 75% of RMI's 1995 mill product sales were aerospace related compared with approximately 63% in 1994. The Company's average realized mill product selling price increased to $10.23 per pound in 1995, approximately 6% higher than in 1994. Realized prices were favorably affected in 1995 by increasing demand from the golf club market. See "Overview" above. Because the titanium drilling riser for the Conoco Heidrun project was substantially completed in 1994, sales of fabricated products and other services declined to $26.9 million in 1995 from $31.1 million in 1994. Other sales decreased by $2.3 million, or 27%, compared to 1994, due to decreased funding for the DOE remediation and restoration contract.

     Net sales in 1994 increased by $16.0 million, a 12% increase, compared to 1993. This increase resulted primarily from increased revenues recognized in connection with the titanium drilling riser contract and an increase in mill product shipments. Shipments of mill products increased in 1994 to 11.5 million pounds, 4% higher than in 1993. The Company's average realized selling price for mill products of $9.63 per pound, however, remained virtually unchanged in 1994 compared to 1993. Prices on orders in 1994, while showing slight improvement, reflected soft demand for titanium mill products. Sales of related products and other services increased to $31.1 million in 1994 compared to $20.5 in 1993 primarily as a result of revenues recognized in connection with the titanium drilling riser. Revenue recognized under the DOE remediation and restoration contract decreased from $10.4 million to $8.5 million in 1994 due to decreased DOE funding levels.

     Gross Profit. Gross profit for the nine months ended September 30, 1996 amounted to $31.3 million, or 17.6% of sales, compared to gross profit of $0.8 million, or 0.7% of sales, in the first nine months of 1995. This increase results primarily from increased shipments and selling prices for titanium mill products. Results in 1995 were adversely impacted by a $5.0 million asset impairment charge following the adoption of SFAS No. 121 and costs associated with the cost of stock appreciation rights amounting to $0.8 million.

     Gross profit in 1995 improved to $6.2 million, an increase of 100%, compared to $3.1 million in 1994. This improvement relates primarily to increased shipments of titanium mill products and higher realized mill product selling prices, partially offset by a reduction in sales of fabricated products and other services, increases in raw material costs and an asset impairment charge of $5.0 million following the adoption of SFAS No. 121.

     Gross profit in 1994 improved to a profit of $3.1 million compared to a loss of $0.1 million in 1993. This improvement related primarily to the titanium drilling riser contract as well as the favorable impact of increased mill product shipments.

     Selling, General and Administrative Expenses ("SG&A"). SG&A expenses amounted to $7.3 million for the first nine months of 1996 compared to $7.5 million for the comparable period in 1995. SG&A expenses, together with research, technical and product development expenses, discussed below, for the first nine months of 1995, include $0.6 million of costs related to stock appreciation rights.

     SG&A expenses of $9.5 million in 1995 remained virtually flat compared to 1994, despite increased sales in 1995, as a result of the Company's efforts to contain costs. SG&A expenses increased by $0.4 million in 1994 compared to 1993 primarily as a result of increased levels of business activity. As a percentage of sales, SG&A expenses were 5.6% in 1995, 6.6% in 1994 and 7.2% in 1993.

     Research, Technical and Product Development Expenses. Research, technical and product development expenses amounted to $1.5 million in the nine month period ended September 30, 1996, compared to $1.4 million in the nine month period ended September 30, 1995. The Company's total research spending amounted to $2.0 million for the first nine months of 1996, $2.8 million for the first nine months of 1995, $3.4 million in 1995, $3.3 million in 1994 and $2.4 million in 1993. The Company's major research objectives are to maintain its technical expertise in titanium production, provide customer technical support and develop new products and markets. Certain major customers have assisted in funding the Company's overall product development effort. Such funding, which is included as a reduction of research expense, reduced the Company's portion of research expense to $1.5 milion for the first nine months of 1996, $1.4 million for the first nine months of 1995, $1.9 million in 1995 and $1.5 million in each of 1994 and 1993, respectively.

     Operating Income/Loss. Operating income for the nine months ended September 30, 1996 amounted to $22.5 million, or 12.7% of sales compared to a loss of $8.1 million in the same period of 1995. This improvement results primarily from significant increases in mill product shipments and average mill product selling prices. Results for the 1995 period were adversely impacted by a $5.0 million asset impairment charge and costs associated with stock appreciation rights referred to above.

     The operating loss for 1995 amounted to $5.2 million compared to an $8.0 million loss in 1994. This improvement resulted primarily from increased shipments of mill products and higher realized mill product selling prices, partially offset by a $5.0 million asset impairment charge following the adoption of SFAS No. 121. Both shipments and selling prices were favorably impacted by a general increase in demand for titanium mill products.

     The operating loss for 1994 of $8.0 million compared to a loss of $10.7 million in 1993. The improved results in 1994 reflect profit recognized in connection with the titanium drilling riser contract combined with an increase in mill product shipments.

     Other Income (Expense). Other income (expense) for the first nine months of 1995 and the year 1995 included a $1.9 million charge for impairment of the Company's investment in a joint venture. In June 1995, the Company and Permascand AB of Sweden decided, for economic reasons, to discontinue operations of Permipipe Titanium AS, their welded titanium pipe joint venture in Norway. Amounts in 1993 include a $1.4 million gain on sales and retirements of equipment and facilities.

     Interest Expense. Interest expense for the first nine months of 1996 amounted to $2.0 million compared to $3.6 million in the same period of 1995. This improvement results primarily from reduced levels of indebtedness during 1996. For further information on indebtedness, see "Liquidity and Capital Resources" below.

     Net interest expense amounted to $5.0 million in 1995, $3.3 million in 1994 and $2.7 million in 1993. Interest expense increased in 1995 from 1994 due to higher levels of borrowing to support increased business levels and higher overall interest rates. Interest expense increased in 1994 from 1993 due to significantly higher overall interest rates partially offset by lower levels of borrowing.

     Income Taxes. In the first nine months of 1996, the Company recorded an income tax benefit of $0.6 million. This amount is comprised of an income tax provision against pretax income for the nine-month period of $2.0 million and an income tax benefit of $2.6 million resulting from an adjustment to the deferred tax asset valuation allowance due to changes in the Company's expectations about the ultimate realization of its deferred tax assets in years after 1996. No tax effect was recorded for the nine months ended September 30, 1995. Excluding the $2.6 million valuation allowance adjustment, the effective tax rate for the nine months ended September 30, 1996 was approximately 9.6%. The difference between the statutory federal tax rate of 35% and the effective tax rate is principally due to an adjustment to the deferred tax asset valuation allowance which existed at December 31, 1995 as it related to expected 1996 results. The Company currently expects improved profitability in 1996 compared to the expectations inherent in the December 31, 1995 deferred tax asset. The effect of this adjustment reduced the year to date 1996 tax provision by approximately $5.3 million. The amount of current taxes expected to be paid in 1996 is minimal.

     In 1995, an income tax benefit of $7.2 million was recorded to recognize a portion of the Company's deferred tax assets believed more likely than not to be realized under the provisions of SFAS No. 109, "Accounting for Income Taxes." For additional information, including a potential Section 382 limitation due to a change in control, see "Income Tax Considerations" below. No tax provision or benefit was recorded in either 1994 or 1993.

     Net Income/Loss. Net income for the nine months ended September 30, 1996 amounted to $21.4 million, or 12.1% of sales compared to a loss of $13.3 million in the first nine months of 1995. Results for the 1995 period include the $5.0 million impairment charge following the adoption of SFAS No. 121, a $1.9 million impairment of an investment in a joint venture, and $1.5 million in costs incurred in connection with stock appreciation rights.

     In 1995, the Company reported a net loss of $4.6 million compared to a net loss of $12.8 million in 1994 and $28.9 million in 1993. The 1995 results were adversely affected by a $5.0 million charge resulting from the adoption of SFAS No. 121. The 1994 results were adversely affected by a $1.2 million charge representing the cumulative effect of adopting the provisions of SFAS No. 112, "Employers' Accounting for Postretirement Benefits," while the 1993 results were adversely affected by a $16.9 million charge representing the cumulative effect of adopting the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

1996 AND 1995 QUARTERLY RESULTS OF OPERATIONS AND OTHER FINANCIAL AND OPERATING DATA

     The following table presents certain unaudited consolidated quarterly financial data for the nine months ended September 30, 1996 and the year ended December 31, 1995. In the opinion of the Company's management, this information includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                   NINE MONTHS ENDED
                                  SEPTEMBER 30, 1996                        YEAR ENDED DECEMBER 31, 1995
                           ---------------------------------       -----------------------------------------------
                             3RD          2ND         1ST            4TH          3RD         2ND            1ST
                           QUARTER      QUARTER     QUARTER        QUARTER      QUARTER     QUARTER        QUARTER
                           --------     --------    --------       --------     --------    --------       -------
                                                (DOLLARS IN THOUSANDS EXCEPT FOR PRICE DATA)
Sales...................   $ 64,479     $ 58,310    $ 54,597       $ 48,530     $ 42,912    $ 39,621       $40,103
Gross profit............   $ 11,625     $ 10,280    $  9,347       $  5,389     $  2,890    $ (3,999)(1)   $ 1,937
Operating income
  (loss)................   $  8,660     $  7,410    $  6,432       $  2,880     $    199    $ (7,422)      $  (877)
Net income (loss).......   $ 10,838(2)  $  5,981    $  4,556       $  8,731(3)  $   (967)   $(10,509)      $(1,863)
Mill product shipments
  (thousands of
  pounds)...............      4,536        4,628       4,247          3,775        3,762       3,568         3,304
Average realized mill
  product sales price
  (per pound)...........   $  12.26     $  11.54    $  11.31       $  10.49     $  10.31    $   9.93       $ 10.19
Order backlog at period
  end (4)...............   $327,000     $239,000    $194,000       $134,000     $110,000    $ 83,000       $86,000

---------

(1) Includes a $5.0 million asset impairment charge following the adoption of SFAS No. 121.

(2) Includes a $2.1 million tax benefit.

(3) Includes a $7.2 million tax benefit.

(4) "Order backlog" is defined as firm purchase orders generally subject, upon payment of specified charges, to cancellation by the customer.

OUTLOOK

     During 1995 and to date in 1996, the Company experienced a significant increase in the volume of incoming orders at increased prices, resulting in a steady increase in order backlog (see quarterly data above). The Company estimates that as of September 30, 1996, orders for substantially all of its anticipated 1996 shipments have been booked or shipped at average prices more than 15% higher than its 1995 average realized mill product selling price of $10.23 per pound. The Company's average realized mill product selling price increased to $12.26 per pound in the third quarter of 1996. The Company estimates that as of September 30, 1996, orders for 84% of its anticipated 1997 shipments have been booked at average prices greater than $13 per pound. The increase in demand has been driven primarily by the recovery in the commercial aerospace market and the emergence of the golf club market. Because of competitive factors in the titanium industry and the cyclical nature of the aerospace industry, there can be no assurances that prices and demand will continue to improve. The Company intends to continue its efforts to develop new markets and products such as seamless tubulars for oil and gas and geothermal energy production, as well as the use of billet for golf club applications.

     The increase in demand for titanium products has put upward pressure on prices for certain raw materials used by the Company. Prices for the Company's 1996 and 1997 titanium sponge requirements have been set under long-term supply contracts and short-term arrangements. Prices for titanium sponge in 1997 are expected to increase over 1996 levels. Due to increased demand resulting primarily from the emerging golf club market, current prices for titanium scrap, which accounts for approximately 40% of the Company's raw material requirements, have increased significantly during 1996. Prices of certain alloying agents have also increased as a result of increased demand. The Company, and others, have announced increased prices and surcharges to recover these increased costs.

     In July 1996, the Company was notified that the Department of Commerce released preliminary findings in a review of an existing anti-dumping order on titanium sponge from Russia. The Department of Commerce determined that dumping did not occur on sales made by Interlink, a major trading company for Russian-produced titanium sponge, during the review period. A final determination confirming the earlier finding was issued in November 1996. The final determination can be appealed to the Court of International Trade but is effective unless and until it is overturned. The Company purchases nearly all of its Russian titanium sponge through Interlink. These purchases previously carried an 84% dumping duty. The no-dumping finding eliminates this duty, thereby allowing the Company access to lower cost sources for a significant portion of its titanium sponge requirements.

     The information included in this "Outlook" section includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and are subject to the safe harbor created by that Act. Such forward-looking statements include, without limitation, statements regarding the future availability and prices of raw materials, the competitiveness of the titanium industry, the Company's order backlog and the conversion of that backlog into revenue and other statements contained herein that are not historical facts. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in general economic and business conditions (including in the aerospace and golf club markets), the Company's ability to recover its raw material costs in the pricing of its products, actions of competitors, the extent to which the Company is able to develop new markets for its products, changes in the Company's business strategies and other factors discussed under "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flows used in operating activities totaled $22.3 million in the first nine months of 1996 compared to $11.6 million used in operations during the first nine months of 1995. The change in net cash flows from operating activities in the first nine months of 1996, compared to the first nine months of 1995 was due primarily to improved results of operations offset by an increase in working capital. Working capital amounted to $115.9 million at September 30, 1996, compared to $86.7 million at December 31, 1995. The increase in working capital results primarily from increases in accounts receivable and inventories, partially offset by increases in accounts payable and other current liabilities. The Company's working capital ratio was 4.15 to 1 at September 30, 1996 compared to 3.73 to 1 at December 31, 1995.

     Net cash flows used in operating activities totaled $7.7 million in 1995, $13.2 million in 1994 and $4.2 million in 1993. The change in net cash flows used in operating activities in 1995 compared to 1994 was due primarily to improved results of operations partially offset by an increase in accounts receivable and noncash deferred tax assets. The increase in net cash flows used in operating activities in 1994 compared to 1993 was primarily the result of increased inventory levels required for the Company's long-term contract for the titanium drilling riser.

     On May 7, 1996, the Company completed a public offering of 4,600,000 shares of common stock at a price of $18.50 per share (the "Common Stock Offering"). Net proceeds to RMI after deducting underwriting fees and expenses amounted to $80.3 million. The net proceeds were used to repay all outstanding indebtedness (amounting to $65.5 million) under the then existing bank credit facilities, and to contribute $10.2 million to certain of the Company's defined benefit pension plans, as referred to below, and the balance was used for general corporate purposes. In 1994, the Company raised working capital through a rights offering to shareholders (the "Rights Offering"). After deducting expenses of the offering, net proceeds increased total shareholders' equity by approximately $26.4 million.

     In September 1996, the Company made a $16.1 million cash contribution to certain of its defined benefit pension plans. This contribution was funded by using $10.2 million of the net proceeds from the Common Stock Offering, and $5.9 million in borrowings under the Credit Facility, discussed below.

     During the first nine months of 1996, the Company's cash flow requirements for capital expenditures were funded by internally generated funds and proceeds from the Common Stock Offering. In 1995, the Company's cash flow requirements for operating losses, capital expenditures and working capital were funded primarily through borrowings. In 1994, the Company's cash flow requirements for operating losses, capital expenditures and working capital were funded through proceeds from the Rights Offering.

     The Company anticipates that it will be able to fund its 1996 working capital requirements and its capital expenditures primarily from funds generated by operations, proceeds from the Common Stock Offering, and, to the extent necessary, from borrowings under the Credit Facility. The Company anticipates that it will be able to fund its 1997 working capital requirements and its currently expected capital expenditures primarily from funds generated by operations and borrowings under the Credit Facility. The Company may, however, undertake strategic initiatives and make additional capital expenditures in 1997 which may require additional financing therefor. The Company's long-term liquidity requirements, including capital expenditures, are expected to be financed by a combination of internally generated funds, borrowings and other sources of external financing as needed.

     Credit Facility. The Company entered into the Credit Facility with PNC Bank, N.A. as agent. The Credit Facility has a term of three years and permits borrowings, on a revolving basis, of up to the lesser of $50 million or a borrowing base equal to the sum of 85% of qualified accounts receivable and 50% of qualified inventory. The Company had sufficient accounts receivable and inventory at September 30, 1996 to borrow the entire $50 million. At September 30, 1996, $5.9 million was outstanding under the Credit Facility. The Credit Facility contains the following financial covenants: (i) the Company shall not permit its consolidated net worth to be less than $36.9 million plus the net proceeds of the Common Stock Offering ($80.3 million) plus 50% of the Company's consolidated net income for each fiscal quarter in which net income was earned beginning January 1, 1996; (ii) the Company shall not permit the ratio of consolidated earnings before interest and taxes to consolidated interest expense to be less than 2.5 to 1.0; and (iii) capital expenditures, including assets acquired under capitalized leases, shall not exceed $10 million per year.

     An event of default under the Credit Facility may occur, among other things, if: (a) certain defaults or events of default occur under the Credit Facility (including the failure to observe its financial covenants) or other indebtedness in excess of $10 million in the aggregate, (b) certain final judgments are rendered against the Company or there shall occur any material uninsured damage to or loss, theft or destruction of the collateral each in excess of $10 million, (c) within a period of 12 consecutive calendar months, individuals who were members of the Board of Directors of the Company on the first day of such period cease to constitute a majority of the Board of Directors, (d) any person or group of persons other than USX shall have acquired beneficial ownership of 25% or more of the voting stock of the Company, or (e) certain events of bankruptcy, insolvency or reorganization occur. For further information regarding the Credit Facility, see Note 7 to the unaudited Consolidated Financial Statements for the nine months ended September 30, 1996.

STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established standards for accounting for stock-based compensation but also allows companies to continue to account for stock-based compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" and make certain additional disclosures in the notes to their financial statements. The new standard is effective for fiscal years beginning after December 15, 1995. It is the Company's intention to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide the additional required disclosure in the notes to the consolidated financial statements.

INCOME TAX CONSIDERATIONS

     Section 382 Limitation. At December 31, 1995, the Company had net operating loss carryforwards of approximately $104 million available to reduce federal taxable income through at least 2006. If an "ownership change" were to occur, the utilization of net operating loss carryforwards would be subject to an annual limitation. Generally, an ownership change occurs with respect to a corporation if shareholders who own, directly or indirectly, 5% or more of the capital stock of the corporation increase their aggregate percentage ownership of such stock by more than 50 percentage points over the lowest percentage of such stock owned by such shareholders at any time during a prescribed testing period. An ownership change could result from equity transactions such as exercises of stock options, purchases or sales of Common Stock by certain stockholders, including USX, and other issuances of Common Stock by the Company. If the annual limitation were to apply, the amount of the limitation would generally equal the product of
(i) the fair market value of the Company's equity immediately prior to the ownership change, with certain adjustments, including a possible adjustment to exclude certain capital contributions made in the two years preceding the date of the ownership change, and (ii) a long-term tax exempt bond rate of return published monthly by the Internal Revenue Service. Should the annual limitation apply, the Company believes that it would not materially affect the potential use of the net operating loss carryforwards to reduce any future income tax liabilities over time; however, it is possible that the Company's results in a particular year could exceed the annual limitation, in which case such excess would not be reduced by the net operating loss carryforward and the Company's tax liability would be correspondingly higher.

     While not free from doubt, the Company believes the sale of the DECS should not result in an ownership change. USX has agreed to indemnify the Company against any additional federal, state and local taxes incurred if there is a determination that an ownership change has occurred as a result of the sale by USX of the DECS (but not the exchange, at maturity, of the Common Stock for the DECS, if USX delivers Common Stock), other than in the event there is a determination that an ownership change has occurred prior to the date of issuance of the DECS. If one or more events occur subsequent to the issuance of the DECS which would have constituted an ownership change if the sale of the DECS had not occurred, USX's indemnification obligation is limited to the difference between the additional taxes payable as a result of an ownership change resulting from the sale of the DECS and the additional taxes payable assuming such ownership change had occurred as a result of one or more such events. The Company is unable to determine whether an ownership change will occur if Common Stock is exchanged for the DECS since such determination will be dependent on the facts at the time of exchange.

     SFAS No. 109 Effects. SFAS 109 requires a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The ultimate realization of all or part of the Company's deferred income tax assets depends on the Company's ability to generate sufficient taxable income in the future.

     When preparing future periods' interim and annual financial statements, the Company will periodically evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future income expectations resulting from that process, to the extent different from those inherent in the current valuation allowance. In making an assessment of realizability at September 30, 1996, the Company considered a number of factors including the improved profitability in 1996 compared to expectations inherent in the December 31, 1995 valuation allowance. Accordingly, the valuation allowance has been adjusted by approximately $5.3 million as of September 30, 1996 for the difference between such revised future income expectations and those inherent in the valuation allowance at December 31, 1995 as it related to expected 1996 results. Additionally, the valuation allowance was adjusted by $2.6 million at September 30, 1996 because of improving expectations regarding income in years after 1996 which were not inherent in the valuation allowance at December 31, 1995. The effect of these adjustments resulted in a tax benefit of $0.6 million for the nine months ended September 30, 1996.

     The application of SFAS No. 109 valuation allowance determination process could result in recognition of further significant income tax provisions or benefits in a single interim or annual period due to changes in income expectations over a horizon that may span several years. Such tax provision or benefit effect would likely be material in the context of the specific interim or annual reporting period in which changes in judgement about more extended future periods are reported. This effect is a consequence of the application of the SFAS No. 109 valuation allowance determination process, which is a balance sheet oriented model and which does not have periodic matching of pretax income or loss and the related tax effects as an objective.

     The Section 382 limitation described above could, if applicable, adversely impact the income tax provision or benefit in a particular year as a result of the application of the SFAS No. 109 valuation allowance determination process; however, it is not expected to have an adverse impact over time.

     If the Company's principal markets continue to exhibit improvement, additional tax benefits may be reported in future periods, as the valuation allowance is further reduced. Alternatively, to the extent that the Company's future profit expectations remain static or are diminished tax provisions may be charged against pretax income. In either event, such valuation allowance-related tax provisions or benefits should not necessarily be viewed as recurring. Further, subject to the effects, if any, of the limitation described above, the amount of current taxes that the Company expects to pay for the foreseeable future is minimal. The Company's carryforward tax attributes are viewed by management as a significant competitive advantage to the extent that profits can be sheltered effectively from tax and re-employed in the growth of the business.

ENVIRONMENTAL MATTERS

     The Company is subject to environmental laws and regulations as well as various health and safety laws and regulations that are subject to frequent modifications and revisions. While the costs of compliance for these matters have not had a material adverse impact on RMI in the past, it is impossible to predict accurately the ultimate effect these changing laws and regulations may have on the Company in the future.

     At September 30, 1996, the amount accrued for future environment-related costs was $2.4 million. Based on available information, RMI believes its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 million to $6.3 million, in the aggregate. The amount accrued is net of expected contributions from third parties (which does not include any amounts from insurers) of approximately $2.1 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects. In 1992, the EPA filed a complaint and proposed a $1.4 million civil penalty for alleged failure to comply with RCRA. The Company is contesting the complaint. Based on the nature of the proceeding the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The ultimate resolution of these environmental matters could individually, or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

     For a further discussion of environmental matters, see "Business--Legal Proceedings--Environmental."

CAPITAL EXPENDITURES

     Gross capital expenditures in the first nine months of 1996 and 1995 amounted to $2.4 million and $1.1 million, respectively. The Company has budgeted capital spending of approximately $5.0 million in 1996. The Company currently estimates that its 1997 capital expenditures will be approximately $8.0 million. The Company may, however, undertake strategic initiatives and make additional capital expenditures in 1997. See "Liquidity and Capital Resources" above.

                                   MANAGEMENT

     The following table sets forth, as of November 1, 1996, certain information regarding RMI's directors and executive officers.

               NAME                     AGE                 POSITION
               ----                     ---                 --------
Craig R. Andersson.................     59          Director
Neil A. Armstrong..................     66          Director
Daniel I. Booker...................     48          Director
Ronald L. Gallatin.................     51          Director
Charles C. Gedeon..................     56          Director
L. Frederick Gieg, Jr. ............     64          Director, President and Chief Executive Officer
Robert M. Hernandez................     52          Director, Chairman of the Board
John H. Odle.......................     54          Director and Executive Vice President
Timothy G. Rupert..................     49          Director, Executive Vice President and Chief
                                                    Financial Officer
Wesley W. von Schack...............     52          Director

     At the 1996 Annual Meeting held on April 25, 1996, all directors (with the exception of Messrs. Odle and Rupert, who were elected by the board on July 26, 1996, were elected for terms of one year and until their successors are elected and qualified.

     The Company has established an Office of the Chairman consisting of Robert
M. Hernandez, L. Frederick Gieg, Jr., John H. Odle and Timothy G. Rupert to concentrate on the Company's strategic planning.

ADDITIONAL INFORMATION CONCERNING DIRECTORS AND OFFICERS

     Mr. Andersson has been a director since 1990. Mr. Andersson retired as a director and Vice-Chairman of Aristech Chemical Corporation on April 30, 1995. Previously, he was President and Chief Operating Officer, a position he had held since December 4, 1986. Mr. Andersson was President of USS Chemicals Division of USX (the predecessor of Aristech) from 1985. He is a director of Albermarle Corporation. He has a B.S. degree in chemical engineering from the University of Minnesota.

     Mr. Armstrong has been a director since 1990. For 17 years he served with the National Aeronautics and Space Administration and its predecessor agency as an engineer, test pilot, astronaut and administrator. From 1971 to 1979 he was professor of aerospace engineering at the University of Cincinnati. He became Chairman of Cardwell International, Ltd. in 1980; Chairman of CTA, Inc. in 1982; and Chairman of AIL Systems, Inc. in 1989. He is a director of Cinergy Corporation, Cincinnati Milacron, Inc., Eaton Corporation, Thiokol Corp., and USX. He has a B.S. degree in aeronautical engineering from Purdue University and an M.S. in aeronautical engineering from the University of Southern California.

     Mr. Booker has been a director since 1995. He is a partner of the law firm of Reed Smith Shaw & McClay, headquartered in Pittsburgh, Pennsylvania. Since 1992, he has been Managing Partner, or chief executive, of Reed Smith. He received an undergraduate degree from the University of Pittsburgh and a law degree from the University of Chicago.

     Mr. Gallatin has been a director since 1996. He served as a Managing Director of Lehman Brothers Inc., where he was a member of the firm's Operating Committee and its Director of Corporate Strategy and Product Development until his retirement on December 31, 1995. He is currently a Senior Advisor to Lehman Brothers Inc. and a director of Gabelli Securities, Inc. and First Mexico Income Fund, N.V. A graduate of New York University, and both Brooklyn and New York University Law Schools, Mr. Gallatin has B.S., J.D. and L.L.M. (Taxation) degrees and is a Certified Public Accountant.

     Mr. Gedeon has been a director since 1991. He is Executive Vice President-Raw Materials & Diversified Businesses of the U.S. Steel Group of USX. From 1983 until he joined USX in 1986, Mr. Gedeon had been Vice
President-Operations of National Steel Corporation. Mr. Gedeon is a director of the U.S. Steel Group of USX Corporation.

     Mr. Gieg has been a director and President and Chief Executive Officer of the Company since 1990 and will retire on February 28, 1997. He was President and Chief Executive Officer of its predecessor since September 1, 1982. Previously, Mr. Gieg had been Vice President and General Manager of the Western Steel Division of what is now the U.S. Steel Group of USX. He began his career with USX in June 1953. He has a B.A. degree from Dartmouth College and a degree from the Advanced Management Program at Harvard University.

     Mr. Hernandez has been Chairman and a director since 1990. He is Vice Chairman and Chief Financial Officer of USX and has been a director of USX since 1991. Mr. Hernandez has an undergraduate degree from the University of Pittsburgh and an M.B.A. from the Wharton Graduate School of the University of Pennsylvania. He is a director and chairman of the executive committee of ACE Limited, a trustee of Compass Capital Fund and a director of Marinette Marine Corporation and Transtar, Inc. Mr. Hernandez is also a director and Chairman of the United States Steel and Carnegie Pension Fund.

     Mr. Odle was elected a Director on July 26, 1996 and has been Executive Vice President since June 1996. He was Senior Vice President--Commercial of RMI and its predecessor from 1989 to 1996 and served as Vice President-Commercial from 1978 until 1989. Prior to that, Mr. Odle served as General Manager-Sales. He has 18 years of service with RMI and its predecessor and began his career as a commercial management trainee in 1964 with USX. Mr. Odle is a graduate of Miami University, Oxford, Ohio.

     Mr. Rupert was elected a Director on July 26, 1996 and has been Executive Vice President and Chief Financial Officer since June 1996. Prior to that, Mr. Rupert had been Senior Vice President and Chief Financial Officer from 1994 to 1996 and had served as Vice President and Chief Financial Officer since September 1991. Prior to joining RMI, Mr. Rupert was employed by USX for 23 years in various accounting and finance positions.

     Mr. von Schack has been a director since 1991. He is a director, Chairman, President and Chief Executive Officer of New York State Electric & Gas Corp. He was Chairman of the Board, President and Chief Executive Officer of DQE and of Duquesne Light prior to joining New York State Electric & Gas Corp. He is also a director of Mellon Bank Corporation and Mellon Bank, N.A.

                             CERTAIN RELATIONSHIPS

     At October 31, 1996, USX owned 5,483,600 shares of Common Stock, constituting 27% of the outstanding Common Stock. Pursuant to a Registration Rights Agreement, dated August 21, 1996, between the Company and USX (the "Registration Rights Agreement"), the Company has agreed to indemnify USX against certain liabilities and expenses (including amounts paid in any settlement effected with the Company's consent) to which USX may become subject under the Securities Act, state securities or blue sky laws, common law or otherwise, in connection with this Prospectus. USX has agreed to indemnify the Company against any additional federal, state and local taxes incurred as a result of a determination that an ownership change has occurred as a result of the sale by USX of the DECS (but not the exchange, at maturity, of the Common Stock for the DECS, if USX delivers Common Stock), subject to certain limitations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Tax Considerations--Section 382 Limitation."

     As a result of USX's ownership of shares of Common Stock, USX may be able to exercise effective control over the Company through its representation on the Board of Directors and by reason of its substantial voting power with respect to the election of directors and actions requiring shareholder approval. Two executives of USX (one of whom is a director of USX) and one non-employee director of USX serve on RMI's ten-member Board of Directors. One of these USX executives also serves as RMI's Chairman. For information concerning positions held by directors and officers of RMI with USX, see "Risk Factors-- Potential Conflicts of Interest" and "Management."

     The Company, in the ordinary course of business, purchases goods and services from USX. The costs of such transactions to the Company amounted to approximately $1,275,000 in 1995 and $462,000 in the first nine months of 1996.

                          DESCRIPTION OF CAPITAL STOCK

     The following discussion of RMI's Amended Articles of Incorporation and Regulations, Ohio law and other documents is qualified in its entirety by the actual terms of such documents and laws. Copies of RMI's Amended Articles of Incorporation and Regulations have been filed with the Commission.

     RMI is authorized to have outstanding 30,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). As of October 31, 1996, 20,246,600 shares of Common Stock were outstanding. All of the shares of Common Stock issued and outstanding as of the date of this Prospectus are, and the shares of Common Stock offered hereby by the Company will be, fully paid and nonassessable. The Preferred Stock is issuable in one or more series, with such designations, dividend rates, dates at which dividends shall be payable and from which they shall be cumulative, redemption rights and prices, sinking fund requirements, liquidation prices, conversion rights and restrictions as the Board of Directors shall fix, subject to any limitations prescribed by law and to the provisions of the Amended Articles of Incorporation. No shares of Preferred Stock have been issued.

     Each holder of shares of Common Stock is entitled to one vote for each share upon all matters presented to shareholders. Each holder of Preferred Stock is entitled to one vote for each share thereof and generally votes together with the Common Stock as one class on all matters, except that Preferred Stock is entitled to vote separately to elect two additional Directors in the event of a default in the payment in six quarters of dividends on any series of such class until no quarterly dividend is in arrears. In addition, under Ohio law, holders of Preferred Stock have the right to vote separately as a class on specified matters.

     The Common Stock is not subject to redemption and has no conversion rights. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all assets of RMI remaining after payment of debts and liquidation preferences and accrued and unpaid dividends relating to the Preferred Stock.

     No holder of Common Stock or Preferred Stock has any preemptive rights or cumulative voting rights.

     Holders of Common Stock are entitled to receive such dividends and other distributions as may be declared from time to time by the Board of Directors out of funds legally available for such purposes, subject to any preferential rights of, and any sinking fund or redemption or purchase rights with respect to, outstanding shares of Preferred Stock, if any. Dividends on Preferred Stock may be cumulative in preference to holders of Common Stock at such rates and from such dates as shall be set by the Board of Directors. Dividend payments are prohibited to the holders of Common Stock, unless all accrued and unpaid dividends have been paid to the holders of the Preferred Stock.

     RMI's Amended Articles of Incorporation may be amended by the affirmative vote of at least two-thirds of the voting power of the Company and, if required by applicable law, at least two-thirds of the outstanding Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     At October 31, 1996, there were 9,753,400 shares of Common Stock authorized and not outstanding and five million shares of undesignated Preferred Stock. The Treasury shares and the unissued shares of Common Stock, to the extent not reserved for issuance pursuant to RMI's stock option and stock plans, may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to make corporate acquisitions. Except for the issuance of Common Stock pursuant to certain director and employee benefit plans, RMI does not currently have any plans to issue additional shares of Common Stock or any shares of Preferred Stock.

     One of the effects of the existence of unissued and unreserved Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of RMI's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in RMI's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, except with respect to voting rights, RMI's Amended Articles of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, including the power to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change of control, or to exercise other powers to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Director's authority described above may adversely affect the rights of the holders of the Common Stock. It should be noted that, although Ohio law and RMI's Amended Articles of Incorporation would not require shareholder approval to issue authorized shares, historically the NYSE on which the Common Stock is listed, has prohibited certain issuances and has required shareholder approval of certain other issuances as a condition of listing the additional shares or, in some instances, of continued listing of the outstanding shares.

     In addition, certain other charter provisions, which are described below, may have the effect, alone or in combination with each other or with the existence of authorized but unissued capital stock, of rendering more difficult or discouraging an acquisition of RMI deemed undesirable by the Board of Directors.

CERTAIN PROVISIONS OF RMI'S ARTICLES OF INCORPORATION AND REGULATIONS

     Size of Board of Directors; Removal of Directors; Filling of Vacancies on the Board of Directors. RMI's Regulations provide that the number of directors may be changed from time to time, by the directors or at a meeting of shareholders called for the purpose of electing directors, but shall not be fewer than three nor more than twelve. Under Ohio law, unless the articles of incorporation or regulations otherwise provide, a director may be removed by the shareholders with or without cause. RMI's Regulations specifically provide that directors may be removed only for cause. RMI's Regulations also provide that vacancies on the Board of Directors that may occur between annual meetings shall be filled only by the Board of Directors. In addition, these provisions specify that any director elected to fill a vacancy on the Board will serve for the balance of the term of the replaced director.

     Calling of Meetings of Shareholders. RMI's Regulations provide that special meetings of shareholders may be called by a shareholder or shareholders only if they hold 50% of the shares of stock entitled to vote.

     Certain Voting Provisions. RMI's Amended Articles of Incorporation provide that the approval of holders of at least two-thirds of the voting power of RMI (and, if required by applicable law, a class vote of preferred holders) is required to approve a merger or consolidation if under Ohio law such merger or consolidation would have to be submitted to RMI's shareholders, a sale or disposition of all or substantially all the assets of RMI or a dissolution of RMI.

CERTAIN PROVISIONS OF OHIO LAW

     RMI is subject to certain provisions of Ohio law that may discourage or render more difficult an unsolicited takeover of RMI. The Merger Moratorium Act prohibits certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassifications of the then-outstanding shares of an Ohio corporation involving, or for the benefit of, certain beneficial holders of stock representing 10% or more of the voting power of the corporation (a "10% shareholder"), unless (i) the transaction is approved by the directors prior to the time that the 10% shareholder became a 10% shareholder (the "Shareholder Acquisition Date"), (ii) the acquisition of 10% of the voting power is approved by the directors prior to the Shareholder Acquisition Date or (iii) the transaction involves a 10% shareholder that has been such for at least three years and (a) the transaction is approved by holders of two-thirds of the voting power of the corporation and the holders of a majority of the voting power not owned by 10% shareholders, or (b) certain minimum price and form of consideration requirements are met.

     The Control Share Act provides that the acquisition of shares entitling the holder to exercise voting power in certain ranges (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the corporation elected or appointed by the directors, and directors of the corporation who are also employees and excluding certain shares that are transferred after the announcement of the proposed acquisition and prior to the vote with respect to the proposed acquisition. The Control Share Act does not specify a remedy for violation of the Act. However, in at least one situation, a court has set aside an acquisition made in violation of the Control Share Act. The Profit Disgorgement Act, which is contained in Section 1707.043 of the Ohio Revised Code, provides Ohio corporations, or in certain circumstances the shareholders of an Ohio corporation, a cause of action to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement) among USX, RMI and the underwriters named below (the "Underwriters"), USX has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the aggregate number of DECS set forth opposite their names below:

                                                                    NUMBER OF
    UNDERWRITERS                                                      DECS
    ------------                                                    ---------
    Salomon Brothers Inc .......................................... 2,500,000
    Lehman Brothers Inc. .......................................... 2,500,000
                                                                    ---------
              Total ............................................... 5,000,000
                                                                    =========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the DECS offered pursuant to the DECS Prospectus if any of the DECS are purchased.

     USX and RMI have been advised by the Underwriters that they propose to offer the DECS directly to the public initially at the public offering price set forth on the cover of the DECS Prospectus and to certain dealers at such prices less a concession not in excess of $.38 per DECS. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per DECS to other dealers. After the initial public offering, such public offering price and such concession and reallowance may be changed.

     The Company, its directors and executive officers and USX have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or such other securities, in cash or otherwise, for a period of at least 90 days from the date of this Prospectus without the prior written consent of the Underwriters; provided, however, that (x) the Company may issue, or grant options for, shares of Common Stock pursuant to any stock plan for employees or directors, or any qualified employee benefit plan, in effect on the date of this Prospectus, or pursuant to any stock options outstanding on the date of this Prospectus, and any qualified employee benefit plan in effect on the date of this Prospectus may sell shares of Common Stock to satisfy plan liquidity needs, and (y) such executive officers and directors may sell up to 100,000 shares of Common Stock in the aggregate. If any such consent is given, it would not necessarily be preceded or followed by a public announcement thereof.

     USX has granted to the Underwriters an option, exercisable for the 30-day period after the date of the DECS Prospectus, to purchase up to an additional 483,600 DECS from USX, at the same price per DECS as the initial DECS to be purchased by the Underwriters. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of DECS offered pursuant to the DECS Prospectus. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the DECS as the number of DECS to be purchased and offered by such Underwriter in the above table bears to the total number of the initial DECS to be purchased by the Underwriters.

     To the extent that the over-allotment option granted to the Underwriters of the DECS Offering is not exercised in full, USX may sell up to 483,600 shares of Common Stock pursuant to this Prospectus. Pursuant to the Registration Rights Agreement, USX may not, without the written consent of RMI, sell any shares of Common Stock prior to July 26, 1997. RMI can withhold such consent if it reasonably determines that the proposed sale would be inconsistent with its proposed utilization of its net operating losses for federal income tax purposes. The foregoing restriction is in addition to the restrictions contained in the Underwriting Agreement described above.

     The DECS will be a new issue of securities with no established trading market. The Underwriters intend to make a market in the DECS, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of the Underwriters without notice. Accordingly, no assurance can be given as to the liquidity of such market.

     Upon maturity of the DECS, USX has the option to pay cash or deliver shares of Common Stock pursuant to the terms of the DECS. For a description of the terms of such exchange, see the DECS Prospectus.

     The Underwriting Agreement provides that the Company and USX will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respects thereof.

     In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged in and may in the future engage in commercial and investment banking transactions with the Company, USX and their respective affiliates, for which customary compensation has been received.

     Ronald L. Gallatin, a director of the Company, is a Senior Advisor to Lehman Brothers Inc.

                                 LEGAL MATTERS

     The validity of the shares of the Common Stock offered hereby by the Company will be passed upon for RMI by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Jones, Day, Reavis & Pogue acts as counsel for USX in matters unrelated to this Prospectus. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017. Simpson Thacher & Bartlett will rely upon the opinion of Jones, Day, Reavis & Pogue as to certain matters of Ohio law. Simpson Thacher & Bartlett has acted in the past as counsel in certain matters for a subsidiary of USX.

                                    EXPERTS

     The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included and in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      [This page intentionally left blank]

                              RMI TITANIUM COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
    AUDITED FINANCIAL STATEMENTS

    Report of Independent Accountants................................................   F-2

    Consolidated Statement of Operations for the years ended
      December 31, 1995, 1994 and 1993...............................................   F-3

    Consolidated Balance Sheet at December 31, 1995 and 1994.........................   F-4

    Consolidated Statement of Cash Flows for the years ended
      December 31, 1995, 1994 and 1993...............................................   F-5

    Consolidated Statement of Shareholders' Equity for the years ended
      December 31, 1995, 1994 and 1993...............................................   F-6

    Notes to Consolidated Financial Statements.......................................   F-7

    UNAUDITED INTERIM FINANCIAL INFORMATION

    Consolidated Statement of Operations for the nine months ended
      September 30, 1996 and 1995....................................................   F-20

    Consolidated Balance Sheet at September 30, 1996 and
      December 31, 1995..............................................................   F-21

    Consolidated Statement of Cash Flows for the nine months ended
      September 30, 1996 and 1995....................................................   F-22

    Consolidated Statement of Shareholders' Equity for the year ended
      December 31, 1995 and the nine months ended September 30, 1996.................   F-23

    Notes to Consolidated Financial Statements.......................................   F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of RMI Titanium Company

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of RMI Titanium Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ." As discussed in Note 11 to the financial statements, in 1994 the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." As discussed in Note 11 to the financial statements, in 1993 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

PRICE WATERHOUSE LLP
Pittsburgh, Pennsylvania
January 26, 1996

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                           --------------------------------------
                                                              1995          1994          1993
                                                              ----          ----          ----
Sales....................................................  $  171,166     $ 143,392     $ 127,397
Operating costs:
Cost of sales (Note 7)...................................     164,949       140,289       127,486
Selling, general and administrative expenses.............       9,576         9,531         9,133
Research, technical and product development expenses.....       1,861         1,543         1,542
                                                           ----------     ---------     ---------
          Total operating costs..........................     176,386       151,363       138,161
                                                           ----------     ---------     ---------
Operating loss...........................................      (5,220)       (7,971)      (10,764)
Other (expense) income--net..............................      (1,622)         (291)        1,554
Interest expense.........................................      (4,966)       (3,300)       (2,745)
                                                           ----------     ---------     ---------
Loss before income taxes.................................     (11,808)      (11,562)      (11,955)
Provision (credit) for income taxes (Note 8).............      (7,200)           --            --
                                                           ----------     ---------     ---------
Loss before cumulative effect of change in accounting
  principle..............................................      (4,608)      (11,562)      (11,955)
Cumulative effect of change in accounting principle
  (Note 11)..............................................          --        (1,202)      (16,938)
                                                           ----------     ---------     ---------
Net loss.................................................  $   (4,608)    $ (12,764)    $ (28,893)
                                                           ==========     =========     =========
Net loss per common share:
  Before cumulative effect of change in accounting
     principle...........................................  $    (0.30)    $   (1.45)    $   (8.14)
  Cumulative effect of change in accounting principle....          --         (0.15)       (11.53)
                                                           ----------     ---------     ---------
Net loss.................................................  $    (0.30)    $   (1.60)    $  (19.67)
                                                           ==========     =========     =========
Weighted average shares outstanding (Note 4).............  15,301,854     7,958,395     1,468,885
                                                           ==========     =========     =========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                         1995          1994
                                                                         ----          ----
                                            ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................................  $     509     $     385
Receivables, less allowance for doubtful accounts of $1,670 and
  $704...............................................................     41,251        28,846
Inventories..........................................................     74,053        72,466
Deferred tax asset...................................................      1,036            --
Other current assets.................................................      1,656         1,674
                                                                       ---------     ---------
     Total current assets............................................    118,505       103,371
Property, plant and equipment, net of accumulated depreciation.......     39,964        50,016
Noncurrent deferred tax asset........................................      6,164            --
Other noncurrent assets..............................................      6,926         7,423
                                                                       ---------     ---------
     Total assets....................................................  $ 171,559     $ 160,810
                                                                       =========     =========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt....................................  $     120     $     120
Accounts payable.....................................................     17,646        17,832
Accrued wages and other employee costs...............................      7,237         7,238
Other accrued liabilities............................................      6,764         3,487
                                                                       ---------     ---------
     Total current liabilities.......................................     31,767        28,677
Long-term debt.......................................................     64,020        54,740
Accrued postretirement benefit cost..................................     18,795        17,286
Noncurrent pension liabilities.......................................     18,078        15,501
Other noncurrent liabilities.........................................      2,010         2,010
                                                                       ---------     ---------
     Total liabilities...............................................    134,670       118,214
                                                                       ---------     ---------
Contingencies (see Note 15)..........................................

SHAREHOLDERS' EQUITY:
Preferred Stock, no par value; 5,000,000 shares authorized;
  no shares outstanding..............................................         --            --
Common Stock, $0.01 par value, 30,000,000 shares authorized;
  15,908,091 and 15,838,661 shares issued (Note 4)...................        159           158
Additional paid-in capital (Note 4)..................................    151,715       151,058
Accumulated deficit..................................................   (103,526)      (98,918)
Excess minimum pension liability.....................................     (8,381)       (6,633)
Treasury Common Stock, at cost (shares: 1995-568,198;
  1994-567,100)......................................................     (3,078)       (3,069)
                                                                       ---------     ---------
     Total shareholders' equity......................................     36,889        42,596
                                                                       ---------     ---------
     Total liabilities and shareholders' equity......................  $ 171,559     $ 160,810
                                                                       =========     =========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31
                                                              ----------------------------------
                                                                1995         1994         1993
                                                              --------     --------     --------
CASH PROVIDED FROM (USED IN) OPERATIONS:
Net loss...................................................   $ (4,608)    $(12,764)    $(28,893)
Adjustment for items not affecting funds from operations:
  Asset impairment charge..................................      5,031           --           --
  Change in accounting principle...........................         --        1,202       16,938
  Compensation expense for stock appreciation rights.......      1,465           --           --
  Depreciation.............................................      6,443        6,140        6,298
  Deferred income taxes....................................     (7,200)          --           --
  Impairment of joint venture investment...................      1,901           --           --
  Other-noncash charges--net...............................      2,137        1,757         (493)
                                                              --------     --------     --------
                                                                 5,169       (3,665)      (6,150)
                                                              --------     --------     --------
CHANGES IN ASSETS AND LIABILITIES (EXCLUDING CASH):
Receivables................................................    (13,159)        (248)      (3,792)
Inventories................................................     (1,587)     (14,974)       1,332
Accounts payable...........................................       (186)       6,062        2,881
Other current liabilities..................................      2,469         (331)       2,475
Other assets and liabilities...............................       (732)         197         (883)
Other......................................................        301         (258)         (92)
                                                              --------     --------     --------
                                                               (12,894)      (9,552)       1,921
                                                              --------     --------     --------
          Cash used in operating activities................     (7,725)     (13,217)      (4,229)
                                                              --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in joint ventures............................         --         (172)      (1,216)
  Proceeds from sale of facilities.........................        130          120        2,124
  Capital expenditures.....................................     (1,552)      (1,063)      (1,014)
                                                              --------     --------     --------
          Cash used in investing activities................     (1,422)      (1,115)        (106)
                                                              --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of Common Stock...............         --       26,422           --
  Net borrowings under revolving credit agreements.........      9,400       15,750        4,500
  Debt repayments..........................................       (120)     (27,670)        (120)
  Treasury Common Stock repurchased........................         (9)         (78)         (22)
                                                              --------     --------     --------
          Cash from financing activities...................      9,271       14,424        4,358
                                                              --------     --------     --------
Increase in cash and cash equivalents......................        124           92           23
Cash and cash equivalents at beginning of period...........        385          293          270
                                                              --------     --------     --------
Cash and cash equivalents at end of period.................   $    509     $    385     $    293
                                                              ========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (net of amounts capitalized)........   $  4,320     $  3,283     $  2,548
                                                              ========     ========     ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                                           EXCESS
                                                                     ADDT'L.     RETAINED     TREASURY    MINIMUM
                              SHARES       COMMON      DEFERRED      PAID-IN     EARNINGS      COMMON     PENSION
                            OUTSTANDING    STOCK     COMPENSATION    CAPITAL     (DEFICIT)     STOCK      LIABILITY
                            -----------    ------    ------------    --------    ---------                --------
Balance at December 31,
  1992.....................  14,604,384    $ 152        $ (249)      $124,306    $ (57,261)   $(2,969)    $  (677)
Compensation expense
  recognized...............          --       --           245             --           --         --          --
Shares issued for
  Restricted Stock Plans...     122,700        1          (201)           200           --         --          --
Shares issued for
  Directors'
  Compensation.............      35,439       --            --             72           --         --          --
Treasury Common Stock
  purchased at cost........     (12,064)      --            --             --           --        (22)         --
Net loss...................          --       --            --             --      (28,893)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --      (6,843)
                             ----------    ------       ------       --------    ---------    -------     -------
Balance at December 31,
  1993.....................  14,750,459    $ 153        $ (205)      $124,578    $ (86,154)   $(2,991)    $(7,520)
Compensation expense
  recognized...............          --       --           205             --           --         --          --
One-for-ten reverse stock
  split effective March 31,
  1994 (Note 4)............ (13,275,414)    (138)           --            138           --         --          --
Shares issued as result of
  Rights Offering (Note
  4).......................  13,775,057      143            --         26,279           --         --          --
Shares issued for
  Directors'
  Compensation.............      25,783       --            --             59           --         --          --
Treasury Common Stock
  purchased at cost........      (4,564)      --            --             --           --        (78)         --
Shares issued for
  Restricted Stock Award
  Plans....................         240       --            --              4           --         --          --
Net loss...................          --       --            --             --      (12,764)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --         887
                             ----------    ------       ------       --------    ---------    -------     -------
Balance at December 31,
  1994.....................  15,271,561    $ 158        $   --       $151,058    $ (98,918)   $(3,069)    $(6,633)
Shares issued for
  Directors'
  Compensation.............       4,952       --            --             38           --         --          --
Treasury Common Stock
  purchased at cost........      (1,098)      --            --             --           --         (9)         --
Shares issued for
  Restricted Stock Award
  Plans....................      10,000       --            --             71           --         --          --
Shares issued from exercise
  of employee stock
  options..................      54,478        1            --            548           --         --          --
Net loss...................          --       --            --             --       (4,608)        --          --
Excess minimum pension
  liability................          --       --            --             --           --         --      (1,748)
                             ----------    -----        ------       --------    ---------    -------     -------
Balance at December 31,
  1995.....................  15,339,893    $ 159        $   --       $151,715    $(103,526)   $(3,078)    $(8,381)
                             ==========    =====        ======       ========    =========    =======     =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1--ORGANIZATION AND OPERATIONS:

     The consolidated financial statements of RMI Titanium Company (the "Company") include the financial position and results of operations for the Company and its subsidiaries.

     The Company is a successor to entities that have been operating in the titanium industry since 1958. In 1990, USX Corporation ("USX") and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of the Company's Common Stock (the "Reorganization"). Quantum then sold its shares to the public. USX retained ownership of its shares. At December 31, 1995, approximately 50.7% of the outstanding Common Stock was owned by USX. For additional information on the Company's capital structure, see Note 4.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. In 1995, no single customer accounted for more than 10% of consolidated revenues. In the years ended December 31, 1995, 1994 and 1993, export sales were $30.1 million, $39.8 million, and $24.2 million, respectively, principally to customers in Western Europe.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of consolidation:

     The consolidated financial statements include the accounts of RMI Titanium Company and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

  Use of estimates:

     Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year.

  Inventories:

     Inventories are primarily valued at cost as determined by the last-in, first-out (LIFO) method which, in the aggregate, is lower than market. Inventory costs generally include materials, labor costs and manufacturing overhead (including depreciation).

  Depreciation and amortization:

     In general, depreciation and amortization of properties is determined using the straight-line method over the estimated useful lives of the various classes of assets. For financial accounting purposes, depreciation and amortization are provided over the following useful lives:

Buildings and improvements...................   20-25 years
Machinery and equipment......................   10-14 years
Furniture and fixtures.......................    3-10 years

  Retirement and disposal of properties:

     The cost of properties retired or otherwise disposed of, together with the accumulated depreciation provided thereon, is eliminated from the accounts. The net gain or loss is recognized in other income and expense.

  Maintenance and repairs:

     Routine maintenance, repairs and replacements are charged to operations. Expenditures that materially increase values, change capacities or extend useful lives are capitalized.

  Long-lived assets:

     Effective June 30, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new standard requires that certain long-lived and intangible assets be written down to fair value whenever an impairment review indicates that the carrying value of the asset cannot be recovered. (See Note 7).

  Revenue and cost recognition:

     Revenues from the sale of commercial products are recognized upon passage of title to the customer, which in most cases coincides with shipment. Revenues from long-term, fixed-price contracts are recognized on the percentage-of-completion method, measured based on the achievement of certain milestones in the production and fabrication process. Such milestones have been weighted based on the critical nature of the operation performed, which management believes is the best available measure of progress on these contracts. Revenues related to cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned.

     Contract costs comprise all direct material and labor costs, including outside processing fees, and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     Contract costs and estimated earnings on uncompleted contracts, net of progress billings, are included in the consolidated balance sheet under "Inventories."

  Pensions:

     The Company and its subsidiaries have a number of noncontributory pension plans which cover substantially all employees. Most employees are covered by defined benefit plans in which benefits are based on years of service and annual compensation. Contributions to the defined benefit plans, as determined by an independent actuary in accordance with regulations, provide not only for benefits attributed to date but also for those expected to be earned in the future.

     The Company's policy is to fund pension costs at amounts equal to the minimum funding requirements of ERISA plus additional amounts as may be approved from time to time.

  Postretirement benefits:

     The Company provides certain health care benefits and life insurance coverage for certain of its employees and their dependents. Under the Company's current plans, certain of the Company's employees will become eligible for those benefits if they reach retirement age while working with the Company.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS No. 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions". The new standard requires accrual accounting for postretirement benefits, similar to accounting for pensions, rather than recognizing cost as claims are paid, which was the method the Company previously used. As permitted by SFAS No. 106, the Company elected to recognize the accumulated postretirement benefit obligation at adoption (transition obligation) immediately as a cumulative effect of a change in accounting principle.

     The Company does not prefund postretirement benefit costs, but rather pays claims as presented.

  Income tax:

     In connection with the Reorganization, the tax basis of the Company's assets at that time reflected the fair market value of the Common Stock then issued by the Company. The new tax basis was allocated to all assets of the Company based on federal income tax rules and regulations, and the results of an independent appraisal. For financial statement purposes, the Company's assets are carried at historical cost. As a result, the tax basis of a significant portion of the Company's assets exceeds the related book values and depreciation and amortization for tax purposes exceeds the corresponding financial statement amounts.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Prior to the adoption of SFAS No. 109, the Company accounted for income taxes pursuant to Statement of Financial Accounting Standards No. 96 ("SFAS No. 96"), "Accounting for Income Taxes." The change from SFAS No. 96 to SFAS No. 109 did not have a material effect on the financial position, results of operations or cash flows of the Company.

  Stock-based compensation:

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." The statement established standards for accounting for stock-based compensation but also allows companies to continue to account for stock-based compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and make certain additional disclosures in the notes to financial statements. The new standard is effective for fiscal years beginning after December 15, 1995. It is the Company's intention to continue to account for stock-based compensation in accordance with APB Opinion No. 25 and provide the additional required disclosure pursuant to the provisions of SFAS No. 123 in the notes to the financial statements.

  Cash flows:

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 3--LONG-TERM CONTRACTS:

     During 1993, the Company executed an agreement to supply all the titanium components for the world's first high-pressure drilling riser for use by a major oil company in development of a project in the Norwegian sector of the North Sea (the "Riser Contract"). Work commenced on the Riser Contract during the third quarter of 1993, and is now completed with final shipments of the riser joints having been made in the first quarter of 1995. During the fourth quarter of 1994, the Company was awarded a three-year contract to supply all of the titanium pipe casing required for a geothermal energy facility located in the Imperial Valley of California. The initial release under the contract was delivered in late 1995 and early 1996.

     During 1995, 1994 and 1993, the Company recorded estimated revenues earned under the above referenced contracts of $5.8 million, $13.2 million and $4.3 million, respectively. At December 31, 1995 and 1994, there were $2.5 million and $8.1 million, respectively, included in the consolidated balance sheet under "Inventories," which represents the amount of cost incurred on the contracts, plus estimated earnings, less progress billings. (See Notes 5 and 6).

     In October 1993, the Company executed a long-term contract with the U.S. Department of Energy ("DOE") covering the remediation and restoration of the Company's former Extrusion Plant in Ashtabula, Ohio. The contract calls for the Company to earn fees on cost-plus-fee basis, and acknowledges the DOE's responsibility for the remediation of the site. During 1995, 1994 and 1993, the Company recognized revenues, including fees, of $6.2 million, $8.5 million and $10.4 million, respectively, under the contract. Total estimated revenues under this contract are not determinable.

NOTE 4--REVERSE STOCK SPLIT AND RIGHTS OFFERING:

     At its Annual Meeting held on March 31, 1994, the Company's shareholders approved an amendment to the Articles of Incorporation of the Company, effecting a one-for-ten reverse stock split. A Certificate of Amendment to the Articles of Incorporation was filed with the Ohio Secretary of State on March 31, 1994, and the reverse split became effective on that date. Pursuant to the reverse split, each certificate representing shares of Common Stock outstanding immediately after the reverse split was deemed to represent one-tenth the number of shares it represented immediately prior to the reverse split. In order to supplement its financial resources and provide financing for new titanium market opportunities, the Board of Directors approved a rights offering to raise up to $30 million. Each record holder of Common Stock at the close of business on June 24, 1994 received five transferable rights for each share of Common Stock. Each right entitled the holder to purchase two shares of RMI Common Stock for a price of $2.00 per share. The rights offering expired July 22, 1994. Approximately 93% of the total number of rights were exercised. The exercise of the rights resulted in the issuance of 13,775,057 new shares of the Company's Common Stock. Gross proceeds from the rights offering were $27.6 million. Net proceeds increased Shareholders' Equity by approximately $26.4 million. As of December 31, 1995, USX Corporation beneficially owns approximately 50.7% of the Company's Common Stock. However, in accordance with the provisions of a voting trust agreement, USX has placed 1,319,175 shares of RMI Common Stock into the trust so that the number of shares of stock held by USX and its affiliates outside the trust do not exceed the number of shares held by all other holders. This arrangement resulted in USX (exclusive of its affiliates) having a direct voting interest in RMI as of December 31, 1995 of approximately 42%. Per share and weighted average share amounts reported herein have been adjusted to reflect the reverse split and subsequent rights offering. Treasury Common Stock was not affected by the reverse split or rights offering.

NOTE 5--INVENTORIES:

                                                                         DECEMBER 31
                                                                   -----------------------
                                                                     1995           1994
                                                                   --------       --------
    Raw materials and supplies...................................  $ 22,609       $ 13,825
    Work-in-process and finished goods...........................    71,290         71,933
    Adjustment to LIFO values....................................   (19,846)       (13,292)
                                                                   --------       --------
                                                                   $ 74,053       $ 72,466
                                                                   ========       ========

     Included in inventories are costs relating to the Riser Contract and geothermal pipe contract. Such costs, net of amounts recognized to date, amounted to $2.5 million in 1995 and $8.1 million in 1994.

     During 1993 LIFO inventory quantities, which were carried at lower costs than those prevailing in prior years, were reduced. The effect of this reduction was to reduce cost of sales for 1993 by $128.

NOTE 6--ACCOUNTS RECEIVABLE:

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                      1995          1994
                                                                     -------       -------
    Trade and commercial customers.................................  $39,655       $29,127
    Progress billings on uncompleted contracts.....................    2,604            --
    U. S. Government-DOE...........................................      662           423
                                                                     -------       -------
                                                                     $42,921       $29,550
    Less allowance for doubtful accounts...........................   (1,670)         (704)
                                                                     -------       -------
                                                                     $41,251       $28,846
                                                                     =======       =======

NOTE 7--PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment is stated at cost and consists of the following:

                                                                         DECEMBER 31
                                                                    ---------------------
                                                                      1995         1994
                                                                    --------     --------
     Land.........................................................  $    659     $    659
     Buildings and improvements...................................    36,451       36,443
     Machinery and equipment......................................    77,409       79,460
     Other........................................................    13,684       13,607
     Construction in progress.....................................     5,541        7,326
                                                                    --------     --------
                                                                     133,744      137,495
     Less -- Accumulated depreciation.............................    93,780       87,479
                                                                    --------     --------
                                                                    $ 39,964     $ 50,016
                                                                    ========     ========

     The Company elected to adopt SFAS No. 121 effective June 30, 1995. After completing a review of its assets, the Company impaired the value of an asset consisting of design and engineering work for a proposed titanium tetrachloride facility. This asset was impaired due to recent market developments, the conclusion of certain joint venture negotiations and the determination that such a facility was not likely to be constructed in the near future. The asset carrying value has been reduced from $5.0 million to a nominal amount reflecting a fair value determination under SFAS No. 121 versus a determination of ultimate net realizable value under the Company's previous impairment approach.

NOTE 8--INCOME TAXES:

     As discussed in Note 2, effective January 1, 1993, the Company adopted the provisions of SFAS No. 109.

     Deferred taxes result from the following (in thousands):

                                                                         DECEMBER 31
                                                                    ---------------------
                                                                      1995         1994
                                                                    --------     --------
     Deferred taxes assets:
       Loss carryforwards ($104,133 expiring in 2006 through
          2010)...................................................  $ 37,488     $ 31,838
       Inventories................................................     5,929        5,590
       Property, plant and equipment..............................     6,223        5,494
       Intangible assets..........................................     1,514        2,243
       Other postretirement benefit costs.........................     6,522        6,090
       Other employment related items.............................     2,771        2,001
       Other......................................................     2,789        1,410
       Valuation allowance........................................   (56,036)     (54,666)
                                                                    --------     --------
          Total deferred tax assets...............................     7,200           --
                                                                    --------     --------
     Deferred tax liabilities.....................................        --           --
                                                                    --------     --------
          Net deferred taxes......................................  $  7,200     $     --
                                                                    ========     ========

     SFAS No. 109 requires a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred income tax asset depends on the Company's ability to generate sufficient taxable income in the future prior to the expiration of the loss carryforwards. The Company has evaluated the available evidence supporting the realization of future taxable income and, based upon that evaluation, believes it is more likely than not at this time that a portion of its deferred tax assets will be realized. Factors considered in the evaluation process included the return to profitability during the fourth quarter of 1995, a substantial and growing backlog of profitable orders and a general improvement in overall titanium industry operating conditions. Accordingly, a portion of the valuation allowance was released, resulting in a credit to income tax expense in the fourth quarter of 1995. The remaining valuation allowance was retained, in light of the requirement in SFAS No. 109 to give weight to objective evidence such as recent losses and the historical titanium industry business cycle.

     When preparing 1996 and future periods' interim and annual financial statements, the Company will periodically evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future income expectations resulting from that process, to the extent different from those inherent in the valuation allowance established as of December 31, 1995.

     As a result, the application of the SFAS No. 109 valuation allowance determination process could result in recognition of significant income tax provisions or benefits in a single interim or annual period due to changes in income expectations over a horizon that may span several years. Such tax provision or benefit effect would likely be material in the context of the specific interim or annual reporting period in which changes in judgment about more extended future periods are reported.

     If an "ownership change" were to occur within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards would be subject to an annual limitation. Should the annual limitation apply, the Company believes that it would affect the timing of the use of, but not the ultimate ability of the Company to use, the net operating loss carryforwards to reduce future income tax liabilities.

     The difference between the statutory tax rate of 35% applied to the pretax loss and the effective tax rate for the year ended December 31, 1995 is due principally to the release of $7.2 million of the valuation allowance.

NOTE 9--LONG-TERM DEBT:

     On May 3, 1995, the Company reached agreement with the participating banks on the terms of an amendment to the $75 million revolving credit facility. The new agreement extends the maturity of the loan from March 15, 1996 to March 31, 1997. The amendment also modifies an existing financial covenant for the requirement to maintain a minimum balance of shareholders' equity, and provisions requiring the imposition of a borrowing base formula. Under the borrowing base formula, the Company can borrow up to the lesser of $75 million or an amount equal to the products of the aggregate value of each of various categories of collateral and an advance rate established by the banks for each category of collateral, plus an available overadvance. The agreement also contains a provision that if USX were to cease to beneficially own at least 48% of the Company's voting equity securities, the terms of the agreement would be subject to renegotiation and, in such event, failure by the Company and the banks to reach agreement on appropriate amendments to the facility could constitute an event of default. As of December 31, 1995 the Company was in compliance with the covenants and terms of the amended revolving credit facility. At December 31, 1995, the available and unused portion of the facility was $16.8 million. The Company is currently negotiating with certain of the participating banks to replace this agreement.

     The Company and the banks which are parties to the amended revolving credit facility are also parties to a second revolving credit facility which provides for up to an additional $5 million of borrowings. The second facility permits borrowings up to an amount determined pursuant to a borrowing base formula which includes only certain collateral related to, or arising out of, the Company's export sales. The second facility, which matures on September 26, 1996, is guaranteed by the Export Import Bank of the United States. This facility continues to be classified as long-term debt at December 31, 1995 based on the company's intent and ability to refinance at maturity through the use of its $75 million revolving credit facility.

                                                                               DECEMBER 31
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
Credit Agreement, dated May 3, 1995, final maturity March 31, 1997, bearing interest at rates ranging from 7.93% to 8.11% at December 31,
  1995 and 7.44% to 7.83% at December 31, 1994...........................  $58,200     $53,800
Foreign Loan Agreement, dated May 3, 1995, final maturity September 26,
  1996 bearing interest at 7.18% at December 31, 1995....................    5,000          --
Industrial revenue bond bearing interest at a floating rate based on weekly tax exempt market rates (5.5% and 6.1% at December 31, 1995 and
  1994, respectively) repayable in annual sinking fund payments of $120
  over 15 years from October 1988........................................      940       1,060
Current portion of long-term debt........................................     (120)       (120)
                                                                           -------     -------
                                                                           $64,020     $54,740
                                                                           =======     =======

     The minimum principal payments on long-term debt outstanding at December 31, 1995 for the succeeding five years are as follows:

                  1996...........................................  $   120
                  1997...........................................   63,320
                  1998...........................................      120
                  1999...........................................      120
                  2000...........................................      120

NOTE 10--PENSION PLANS:

     Pension expense was determined assuming an expected rate of return on plan assets of 9% for 1995 and 1994 and 10% in 1993. The components of pension expense for the three years ended December 31, 1995 are summarized as follows:

                                             1995                   1994                   1993
                                      ------------------      -----------------      -----------------
Service cost.......................              $ 1,063                $ 1,242                $ 1,092
Interest cost......................                5,064                  4,755                  4,940
Return on plan assets:
  Actual...........................   (10,598)                   809                 (3,460)
  Deferred gain (loss).............     6,095     (4,503)     (5,422)    (4,613)     (1,595)    (5,055)
                                      -------                 ------                 ------
Net amortization and deferral......                  606                    693                    611
                                                 -------                -------                -------
Pension expense....................              $ 2,230                $ 2,077                $ 1,588
                                                 =======                =======                =======

     Funds' status--The benefit obligations at December 31, 1995 and 1994 were determined using discount rates of 7.0% and 8.25%, respectively, and an assumed rate of compensation increase of 5.75% for both years.

                                                                          DECEMBER 31
                                                                     ---------------------
                                                                       1995         1994
                                                                       ----         ----
    Fair value of plan assets......................................  $ 52,292     $ 44,465
    Projected benefit obligation (PBO).............................   (75,175)     (64,231)
                                                                     --------     --------
    Plan assets less than PBO......................................   (22,883)     (19,766)
    Unrecognized net loss..........................................    12,277        9,967
    Unrecognized transition obligation.............................     1,484        1,791
    Unrecognized prior service cost................................     3,903        2,579
    Adjustment required to recognize minimum liability.............   (14,068)     (11,366)
                                                                     --------     --------
      Net pension liability........................................  $(19,287)    $(16,795)
                                                                     ========     ========
    Accumulated benefit obligation.................................  $(71,579)    $(61,260)
                                                                     ========     ========
    Vested benefit obligation......................................  $(66,810)    $(57,962)
                                                                     ========     ========

     As of December 31, 1995, approximately 51% of the plans' assets are invested in equity securities, and 39% in government debt instruments and the balance in cash equivalents or debt securities.

     Pursuant to the provisions of Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions," the Company recorded in other noncurrent liabilities an additional minimum pension obligation of $14.1 million and $11.4 million as of December 31, 1995 and 1994, respectively, representing the amount by which the accumulated benefit obligation exceeded the fair value of plan assets plus accrued amounts previously recorded.

NOTE 11--POSTRETIREMENT HEALTH CARE BENEFITS AND OTHER EMPLOYEE BENEFITS:

     As discussed in Note 2, RMI adopted SFAS No. 106 effective January 1, 1993. The Company elected to recognize immediately the transition obligation determined at the date of adoption of the new accounting standard. The cumulative effect of this change in accounting principle resulted in a charge of $16.9 million to the Company's 1993 results.

     Net periodic postretirement benefit cost for the three years ended December 31, 1995 included the following components (in thousands):

                                                             1995       1994       1993
                                                             ----       ----       ----
        Service cost.....................................   $  266     $  357     $  316
        Interest cost....................................    1,543      1,533      1,337
        Net amortization and deferrals...................      119        254         --
                                                            ------     ------     ------
                                                            $1,928     $2,144     $1,653
                                                            ======     ======     ======

     The following table sets forth the plans' status reconciled with the amount reported in the Company's balance sheet at December 31, 1995 and 1994 (in thousands):

                                                                       1995         1994
                                                                       ----         ----
    Accumulated Postretirement Benefit Obligation ("APBO")
      attributable to:
       Retirees....................................................  $(13,020)    $(11,867)
       Active participants.........................................    (8,692)      (7,242)
                                                                     --------     --------
         Total APBO................................................  $(21,712)    $(19,109)
                                                                     ========     ========
    Accrued liability included in balance sheet, including
      transition
      obligation...................................................  $(18,199)    $(17,768)
    Unrecognized net loss..........................................    (3,513)      (1,341)
                                                                     --------     --------
         Total APBO................................................  $(21,712)    $(19,109)
                                                                     ========     ========

     For measurement purposes, a 5% annual rate of increase in the per capita cost of postretirement medical benefits was assumed beginning in 1996 and declining to 0% in 2004. The ultimate costs of certain of the Company's retiree health care plans are capped at contractually determined out-of-pocket spending limits. The annual rate of increase in the per capita costs for these plans is limited to the contractually determined spending cap. The health care cost trend assumption has a significant effect on the amounts reported. For example, increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $2.3 million and increase net periodic expense by $0.2 million. The discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.0% and 8.25%, respectively.

     Effective January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 112 ("SFAS No. 112"), "Employer's Accounting for Postemployment Benefits." The results for the year ended December 31, 1994 reflect a one-time charge of $1.2 million representing the cumulative effect of adopting the new standard. The liabilities recorded pursuant to SFAS No. 112 relate principally to workers' compensation.

NOTE 12--OPERATING LEASES:

     The Company and its subsidiaries have entered into various operating leases for the use of certain equipment, principally office equipment and vehicles. The leases generally contain renewal options and provide that the lessee pay insurance and maintenance costs. The total rental expense under operating leases amounted to $1.3 million in 1995, $1.3 million in 1994, and $1.4 million in 1993. Future commitments under operating leases are considered to be immaterial by management of the Company.

NOTE 13--TRANSACTIONS WITH RELATED PARTIES:

     The Company, in the ordinary course of business, purchases goods and services, including conversion services, from USX and related companies. The cost of such transactions to the Company amounted to approximately $1.3 million in 1995, $0.7 million in 1994 and $0.1 million in 1993. The cost of these transactions were on terms no less favorable to the Company than those obtained from other parties. On August 2, 1993 the United States Steel and Carnegie Pension Fund (the "Pension Fund") was appointed as trustee of the Company's pension plans. The Pension Fund has for many years acted as trustee of USX Corporation employee benefit plans. The Pension Fund is a registered investment advisor under the Investment Advisors Act of 1940, and receives a negotiated fee for such services. Other transactions with related parties are incidental to the Company's business and are not significant.

NOTE 14--OTHER INCOME STATEMENT INFORMATION:

     Costs incurred for repairs and maintenance of plant and equipment totaled $4.8 million, $3.3 million, and $2.8 million, for the years ended December 31, 1995, 1994, and 1993, respectively.

     Real and personal property taxes amounted to $1.8 million, $1.7 million, and $1.5 million, for the years ended December 31, 1995, 1994, and 1993, respectively.

     Other income (expense) for 1995 includes a $1.9 million impairment of the Company's investment in the Permipipe Titanium AS joint venture. 1993 amounts include a $1.4 million gain on sales and retirements of equipment and facilities.

NOTE 15--CONTINGENCIES:

     In connection with the Reorganization, the Company has agreed to indemnify USX and Quantum against liabilities related to their ownership of RMI Company and its immediate predecessor, Reactive Metals, Inc., which was formed by USX and Quantum in 1964.

     The Company is the subject of, or a party to, a number of pending or threatened legal actions involving a variety of matters.

AIRCRAFT PRODUCT LIABILITY

     The Company was named as a defendant in a number of cases arising from the aircraft crash at Sioux City, Iowa, which occurred on July 19, 1989. In its final report, issued November 1, 1990, the National Transportation Safety Board ("NTSB") concluded that the titanium used to manufacture the fan disc which ultimately failed, leading to the crash, was supplied by a major competitor of the Company. In November, 1995 the Company was granted summary judgement in this matter dismissing it from all cases.

ENVIRONMENTAL MATTERS

     In the ordinary course of business, the Company is subject to pervasive environmental laws and regulations concerning the production, handling, storage, transportation, emission, and disposal of waste materials and is also subject to other federal and state laws and regulations regarding health and safety matters. These laws and regulations are constantly evolving, and it is not currently possible to predict accurately the ultimate effect these laws and regulations will have on the Company in the future.

     On October 9, 1992 the U. S. Environmental Protection Agency ("EPA") filed a complaint alleging certain violations of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") at the Company's now closed Sodium Plant in Ashtabula, Ohio. The EPA's determination is based on information gathered during inspections of the facility in February, March and June of 1991. Under the complaint the EPA proposes to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the preliminary nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The Company is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including the Fields Brook Superfund Site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and what the Company believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded. These provisions are in addition to amounts which have previously been accrued for the Company's share of environmental study costs.

     With regard to the Fields Brook Superfund Site, the Company, together with 31 other companies, has been identified by the EPA as a potentially responsible party ("PRP") with respect to a superfund site defined as the Fields Brook Watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook operable sediment unit was $48 million. Recent studies, together with improved remediation technology and redefined cleanup standards, have resulted in a more recent estimate of the remediation cost of approximately $25 million. The actual cost of remediation may vary from the estimate depending upon any number of factors.

     The EPA, in March 1989, ordered 22 of the PRPs to conduct a design phase study for the sediment operable unit and a source control study, which studies are currently estimated to cost $19 million. The Company, working cooperatively with fourteen others in accordance with two separate agreements, is complying with the order. The Company has accrued and has been paying its portion of the cost of complying with the EPA's order, which includes the studies. It is anticipated that the studies will be completed no earlier than late 1996. Actual cleanup would not commence prior to that time. The Company's share of the design cost has been established at 9.95%. On June 21, 1995, the Company and twelve others entered into a Phase 2 (actual cleanup) allocation agreement which assigns 9.44% of the cost to the Company. However, the actual percentage may be more or less based on contributions from other parties which are not currently participating in the Phase 2 allocation agreement.

     At December 31, 1995, the amount accrued for future environmental-related costs was $2.4 million. Based on available information, RMI believes its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 million to $6.3 million, in the aggregate. The amount accrued is net of expected contributions from third parties (which does not include any amounts from insurers) of approximately $2.1 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     The Company is also the subject of, or a party to, a number of other pending or threatened legal actions involving a variety of matters.

     The ultimate resolution of these foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

     For a more detailed discussion of environmental matters, see
"Business--Legal Proceedings-- Environmental."

NOTE 16--STOCK OPTION AND RESTRICTED STOCK AWARD PLANS:

STOCK OPTION INCENTIVE PLAN:

     The 1989 Stock Option Incentive Plan authorized the granting of options to purchase up to 775,500 shares of Common Stock to eligible officers and key management employees at not less than the market value on the date the options are granted. Options granted included stock appreciation rights. The option period may not exceed ten years from the date of the grant. During 1995 substantially all option holders voluntarily relinquished their stock appreciation rights. No further grants will be made under the plan.

     The following table presents a summary of stock option transactions under the 1989 Stock Option Incentive Plan: (as adjusted for the one-for-ten reverse stock split and rights offering)

                                                                 SHARES          PRICE
                                                                 -------     --------------
     Balance December 31, 1992.................................  332,151     $4.13 - 13.32
     Granted...................................................  103,390          2.80
     Exercised.................................................       --           --
     Forfeited.................................................  (73,714)     4.13 - 13.32
                                                                 -------     -------------
     Balance December 31, 1993.................................  361,827     $2.80 - 13.32
     Granted...................................................  370,000          4.06
     Exercised.................................................       --           --
     Forfeited.................................................  (44,083)     2.80 - 13.32
                                                                 -------     -------------
     Balance December 31, 1994.................................  687,744     $2.80 - 13.32
     Granted...................................................       --           --
     Exercised.................................................  (54,478)     2.80 -  6.91
     Forfeited.................................................  (18,094)     2.80 - 13.32
                                                                 -------     -------------
     Balance December 31, 1995.................................  615,172     $2.80 - 13.32
                                                                 =======     =============

1989 EMPLOYEE RESTRICTED STOCK AWARD PLAN:

     The 1989 Restricted Stock Award Plan authorized the granting of shares of Common Stock to employees who have made significant contribution to the success of the Company. The plan authorized the award of up to 300,000 shares of Common Stock, subject to adjustment in certain circumstances. Shares awarded are subject to restrictions.

     In 1995 and 1993, respectively, 10,000 and 134,000 shares of Common Stock were awarded under the plan. No grants were made in 1994. Compensation expense equivalent to the fair market value of the shares on the date of the grant is being recognized over the vesting periods during which the restrictions lapse. All restrictions on the 1993 grants were removed as of April 4, 1994. No further grants will be made under the plan.

NON-EMPLOYEE DIRECTOR RESTRICTED STOCK AWARD PLAN:

     The Non-Employee Director Restricted Stock Award Plan authorized the granting of up to 15,000 shares of Common Stock to directors who are not and have never been officers or employees of the Company. Shares awarded are subject to a restriction providing that a participant shall not be permitted to sell, transfer, pledge or assign awarded shares during the period commencing with the date of an award and ending upon the participant retiring from the Board of Directors. On the date of the Company's Annual Meeting of Shareholders each calendar year, each eligible director was awarded 300 restricted shares. No grant of such shares may be made after December 31, 1994.

1995 STOCK PLAN

     The RMI Titanium Company 1995 Stock Plan, which was approved by a vote of the Company's shareholders at the 1995 Annual Meeting of Shareholders, replaced both the 1989 Stock Option Incentive Plan and the 1989 Employee Restricted Stock Award Plan. The plan permits the grant of any or all of the following types of awards in any combination: Stock Options, Stock Appreciation Rights and Restricted Stock. Up to 2% of the outstanding Common Stock as determined on December 31 of the preceding year may be granted in the form of such awards. The Stock Plan Committee, appointed by the Board of Directors, administers the plan, and determines the type or types of grants to be made under the plan and shall set forth in each such grant the terms, conditions and limitations applicable to grants, including provisions relating to a possible change in control of the Company.

     As of December 31, 1995, no grants had been made under the Plan.

NOTE 17--SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

     The following table sets forth selected quarterly financial data for 1995 and 1994.

                                                        1ST         2ND         3RD         4TH
1995                                                  QUARTER(1)  QUARTER(1)  QUARTER     QUARTER(2)
----                                                  -------     -------     -------     -------
Sales...............................................  $40,103     $39,621     $42,912     $48,530
Gross profit........................................    1,937      (3,999)      2,890       5,389
Operating profit (loss).............................     (877)     (7,422)        199       2,880
Net income (loss)...................................   (1,863)    (10,509)       (967)      8,731
Net income (loss) per share.........................    (0.12)      (0.69)      (0.06)       0.57

                                                        1ST         2ND         3RD         4TH
1994                                                  QUARTER     QUARTER     QUARTER     QUARTER
----                                                  -------     -------     -------     -------
Sales...............................................  $36,360     $35,337     $32,842     $38,853
Gross profit........................................      527         693         996         887
Operating loss......................................   (2,216)     (2,017)     (1,984)     (1,754)
Cumulative effect of change in accounting
  principle.........................................   (1,202)         --          --          --
Net loss............................................   (4,131)     (3,023)     (2,780)     (2,830)
Net loss per common share before change in
  accounting principle..............................    (1.99)      (2.05)      (0.21)      (0.18)
Net loss per share..................................    (2.80)      (2.05)      (0.21)      (0.18)

---------

(1) The effect of adopting SFAS No. 121 amounting to $5,031, previously reported as a cumulative effect of a change in accounting principle in the first quarter of 1995, has been adjusted to reflect such affect as an element of operating income in the second quarter of 1995.

(2) Net income in the fourth quarter of 1995 was favorably affected by the recognition of a $7,200 income tax benefit.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                         NINE MONTHS ENDED
                                                                            SEPTEMBER 30
                                                                     --------------------------
                                                                        1996            1995
                                                                     ----------      ----------
Sales.............................................................   $  177,386      $  122,636
Operating costs:
Cost of sales (Note 8)............................................      146,134         121,808
Selling, general and administrative expenses......................        7,294           7,495
Research, technical and product development expenses..............        1,456           1,433
                                                                     ----------      ----------
     Total operating costs........................................      154,884         130,736
Operating income (loss)...........................................       22,502          (8,100)
Other income (expense)-net........................................          244          (1,640)
Interest expense..................................................       (1,978)         (3,599)
                                                                     ----------      ----------
Income (loss) before income taxes.................................       20,768         (13,339)
Provision (credit) for income taxes (Note 4)......................         (607)             --
                                                                     ----------      ----------
Net income (loss).................................................   $   21,375      $  (13,339)
                                                                     ==========      ==========
Net income (loss) per common share--(Note 3)......................   $     1.19      $    (0.87)
                                                                     ==========      ==========
  Weighted average shares outstanding.............................   17,930,408      15,288,824
                                                                     ==========      ==========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                      (UNAUDITED)
                                                                     SEPTEMBER 30      DECEMBER 31
                                                                         1996              1995
                                                                     -------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents.......................................     $    723        $     509
  Receivables--less allowance for doubtful accounts
     of $1,897 and $1,670.........................................       55,309           41,251
  Inventories.....................................................       94,637           74,053
  Deferred tax asset..............................................          261            1,036
  Other current assets............................................        1,775            1,656
                                                                       --------        ---------
       Total current assets.......................................      152,705          118,505
  Property, plant and equipment, net of accumulated
     depreciation.................................................       38,645           39,964
  Noncurrent deferred tax asset...................................        7,611            6,164
  Other noncurrent assets.........................................        7,038            6,926
                                                                       --------        ---------
       Total assets...............................................     $205,999        $ 171,559
                                                                       ========        =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt...............................     $    120        $     120
  Accounts payable................................................       20,413           17,646
  Accrued wages and other employee costs..........................        7,787            7,237
  Other accrued liabilities.......................................        8,447            6,764
                                                                       --------        ---------
       Total current liabilities..................................       36,767           31,767
Long-term debt (see Notes 3 and 7)................................        6,630           64,020
Accrued postretirement benefit cost...............................       18,795           18,795
Noncurrent pension liabilities....................................        1,135           18,078
Other noncurrent liabilities......................................        2,010            2,010
                                                                       --------        ---------
       Total liabilities..........................................       65,337          134,670
                                                                       --------        ---------
Contingencies (Note 5)............................................
Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized;
     no shares outstanding........................................           --               --
  Common Stock, $0.01 par value, 30,000,000 shares authorized;
     20,814,398 and 15,908,091 shares issued (Note 3).............          208              159
  Additional paid-in capital (Note 3).............................      234,655          151,715
  Accumulated deficit.............................................      (82,151)        (103,526)
  Deferred compensation...........................................         (591)              --
  Excess minimum pension liability................................       (8,381)          (8,381)
  Treasury Common Stock at cost 568,198 shares....................       (3,078)          (3,078)
                                                                       --------        ---------
Total shareholders' equity........................................      140,662           36,889
                                                                       --------        ---------
       Total liabilities and shareholders' equity.................     $205,999        $ 171,559
                                                                       ========        =========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                          NINE MONTHS ENDED
                                                                             SEPTEMBER 30
                                                                        ----------------------
                                                                          1996          1995
                                                                        --------      --------
CASH PROVIDED FROM (USED IN) OPERATIONS:
Net income (loss)....................................................   $ 21,375      $(13,339)
Adjustment for items not affecting funds from operations:
  Depreciation.......................................................      3,711         4,826
  Deferred taxes.....................................................       (607)           --
  Asset impairment charge............................................         --         5,031
  Write-down of joint venture investment.............................         --         1,901
  Expense for stock appreciation rights..............................         --         1,465
  Other--net.........................................................        516           649
                                                                        --------      --------
                                                                          24,995           533
                                                                        --------      --------
CHANGES IN ASSETS AND LIABILITIES (EXCLUDING CASH):
Receivables..........................................................    (14,278)      (10,647)
Inventories..........................................................    (20,584)        1,117
Accounts payable.....................................................      2,767        (4,369)
Other current liabilities............................................      1,963         2,837
Noncurrent pension liabilities.......................................    (16,100)           --
Other assets.........................................................     (1,074)       (1,061)
                                                                        --------      --------
                                                                         (47,306)      (12,123)
                                                                        --------      --------
       Cash used in operating activities.............................    (22,311)      (11,590)
                                                                        --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of facilities...................................         --           130
  Capital expenditures...............................................     (2,392)       (1,139)
                                                                        --------      --------
       Cash used in investing activities.............................     (2,392)       (1,009)
                                                                        --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Exercise of Employee Stock Options.................................      1,914            --
  Net proceeds from Common Stock Offering............................     80,393            --
  Borrowings under credit agreements.................................      5,900        13,300
  Debt repayments....................................................    (63,290)          (90)
                                                                        --------      --------
  Cash provided from financing activities............................     24,917        13,210
                                                                        --------      --------
INCREASE IN CASH AND CASH EQUIVALENTS................................        214           611
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................   $    509      $    385
                                                                        --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................   $    723      $    996
                                                                        ========      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest (net of amounts capitalized)..................   $  2,466      $  3,350
                                                                        ========      ========
Cash paid for income taxes...........................................   $    211      $     --
                                                                        ========      ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                                                               EXCESS
                                                                                                               MINIMUM
                                                                        ADD'TL.     RETAINED     TREASURY      PENSION
                                    SHARES      COMMON     DEFERRED     PAID-IN     EARNINGS      COMMON      LIABILITY
                                  OUTSTANDING   STOCK    COMPENSATION   CAPITAL     (DEFICIT)     STOCK      ADJUSTMENT
                                  -----------   ------   ------------   --------    ---------    --------    -----------
Balance at December 31, 1994....  15,271,561     $158       $   --      $151,058    $ (98,918)   $(3,069)      $(6,633)
Shares issued for Directors'
  Compensation..................       4,952       --           --            38           --         --            --
Treasury Common Stock purchased
  at cost.......................      (1,098)      --           --            --           --         (9)           --
Shares issued for Restricted
  Stock Award Plans.............      10,000       --           --            71           --         --            --
Shares issued from exercise of
  employee stock options........      54,478        1           --           548           --         --            --
Net loss........................          --       --           --            --       (4,608)        --            --
Excess minimum pension
  liability.....................          --       --           --            --           --         --        (1,748)
                                  ----------     ----       ------      --------    ---------    -------       -------
Balance at December 31, 1995....  15,339,893     $159       $   --      $151,715    $(103,526)   $(3,078)      $(8,381)
Shares issued for Restricted
  Stock Award Plans.............      51,000       --         (682)          682           --         --            --
Compensation expense
  recognized....................          --       --           91            --           --         --            --
Shares issued as a result of
  Common Stock Offering (Note
  3)............................   4,600,000       46           --        80,347           --         --            --
Shares issued from exercise of
  employee stock options........     255,307        3           --         1,911           --         --            --
Net income......................          --       --           --            --       21,375         --            --
                                  ----------     ----       ------      --------    ---------    -------       -------
Balance at September 30, 1996...  20,246,200     $208       $ (591)     $234,655    $ (82,151)   $(3,078)      $(8,381)
                                  ==========     ====       ======      ========    =========    =======       =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--GENERAL

     The consolidated financial statements include the accounts of RMI Titanium Company and its majority owned subsidiaries. All significant intercompany transactions are eliminated. The Company's operations are conducted in one business segment, the production and marketing of titanium metal and related products.

NOTE 2--ORGANIZATION

     The Company is a successor to entities that have been operating in the titanium industry since 1958. In 1990, USX Corporation ("USX") and Quantum Chemical Corporation ("Quantum") transferred their entire ownership interest in the Company's immediate predecessor, RMI Company, an Ohio general partnership, to the Company in exchange for shares of the Company's Common Stock (the "Reorganization"). Quantum then sold its shares to the public. USX retained ownership of its shares. At September 30, 1996, approximately 27% of the outstanding common stock was owned by USX. For information on the Company's capital structure see Note 3.

NOTE 3--COMMON STOCK OFFERING

     On May 7, 1996, the Company completed a Common Stock Offering of 4,600,000 shares at a price of $18.50 per share. Net proceeds of RMI after deducting underwriting fees and expenses amounted to $80.3 million. The proceeds were used to repay all outstanding indebtedness under the existing bank credit facilities amounting to $65.5 million, $10.1 million was contributed to the Company's pension plans and the balance used for general corporate purposes. Concurrent with the Company's Stock Offering, USX Corporation sold 2,300,000 shares of its investment in RMI Common Stock at the same price. RMI did not receive any of the proceeds from the sale of RMI Common Stock by USX. As a result of these transactions, USX's percentage of ownership in RMI was reduced from approximately 51% to approximately 27%. As of September 30, 1996, there were 20,246,200 shares of RMI Common Stock outstanding.

NOTE 4--INCOME TAXES

     For the nine month period ended September 30, 1996, the Company recorded an income tax benefit of $0.6 million. This amount is comprised of an income tax provision against pretax income for the nine month period of $2.0 million and an income tax benefit of $2.6 million, resulting from an adjustment to the deferred tax asset valuation allowance due to changes in the Company's expectations about the ultimate realization of its deferred tax assets in years after 1996. No tax effect was recorded for the nine months ended September 30, 1995. Excluding the $2.6 million valuation allowance adjustment, the effective tax rate for the nine months ended September 30, 1996 was approximately 9.6 percent. The difference between the statutory federal tax rate of 35 percent and the effective tax rate is principally due to an adjustment to the deferred tax asset valuation allowance which existed at December 31, 1995 as it related to expected 1996 results. The Company currently expects improved profitability in 1996 when compared to the expectations inherent in the December 31, 1995 deferred tax asset. The effect of this adjustment reduced the year to date 1996 tax provision by approximately $5.3 million for the nine month period ended September 30, 1996. The amount of current taxes expected to be paid in 1996 is minimal.

     Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," requires a valuation allowance when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized. It further states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." The ultimate realization of this deferred income tax asset depends upon the Company's ability to generate sufficient taxable income in the future prior to the expiration of its loss carryforwards. The Company has evaluated the available evidence supporting the realization of future taxable income and, based upon that

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

evaluation, believes it is more likely than not at this time that a portion of its deferred tax assets will be realized. The remaining valuation allowance has been retained in light of the requirement in SFAS No. 109 to give weight to objective evidence such as recent losses and the historical titanium industry business cycle.

     When preparing future periods' interim and annual financial statements, the Company will periodically evaluate its strategic and business plans, in light of evolving business conditions, and the valuation allowance will be adjusted for future income expectations resulting from that process, to the extent different from those inherent in the current valuation allowance.

     As a result, the application of SFAS No. 109 valuation allowance determination process could result in recognition of significant income tax provisions or benefits in a single interim or annual period due to changes in income expectations over a horizon that may span several years. Such tax provision or benefit effect would likely be material in the context of the specific interim or annual reporting period in which changes in judgement about more extended future periods are reported.

     If an "ownership change" were to occur within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards would be subject to an annual limitation. Should the annual limitation apply, the Company believes that it would affect the timing of the use of, but not the ultimate ability of the Company to use, the net operating loss carryforwards to reduce future income tax liabilities.

NOTE 5--CONTINGENCIES

     In the ordinary course of business, the Company is subject to pervasive environmental laws and regulations concerning the production, handling, storage, transportation, emission, and disposal of waste materials and is also subject to other federal and state laws and regulations regarding health and safety matters. These laws and regulations are constantly evolving, and it is not currently possible to predict accurately the ultimate effect these laws and regulations will have on the Company in the future.

     On October 9, 1992 the U.S. Environmental Protection Agency ("EPA") filed a complaint alleging certain violations of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA") at the Company's now closed Sodium Plant in Ashtabula, Ohio. The USEPA's determination is based on information gathered during inspections of the facility in February, March and June of 1991. Under the complaint of the USEPA proposes to assess a civil penalty of approximately $1.4 million for alleged failure to comply with RCRA. The Company is contesting the complaint. It is the Company's position that it has complied with the provisions of RCRA and that the EPA's assessment of penalties is inappropriate. A formal hearing has been requested and informal discussions with the EPA to settle this matter are ongoing. Based on the nature of the proceedings, the Company is currently unable to determine the ultimate liability, if any, that may arise from this matter.

     The Company is involved in investigative or cleanup projects under federal or state environmental laws at a number of waste disposal sites, including the Field Brooks Superfund Site. Given the status of the proceedings with respect to these sites, ultimate investigative and remediation costs cannot presently be accurately predicted, but could, in the aggregate, be material. Based on the information available regarding the current ranges of estimated remediation costs at currently active sites, and that the Company believes will be its ultimate share of such costs, provisions for environmental-related costs have been recorded. These provisions are in addition to amounts which have previously been accrued for the Company's share of environmental study costs.

     With regard to the Fields Brook Superfund Site, the Company, together with 31 other companies, has been identified by the EPA as a potentially responsible party ("PRP") with respect to a superfund site defined as the Fields Brook Watershed in Ashtabula, Ohio, which includes the Company's now closed Ashtabula

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

facilities. The EPA's 1986 estimate of the cost of remediation of the Fields Brook operable sediment unit was $48 million. However, recent studies show the volume of sediment to be substantially lower than projected in 1986. These studies, together with improved remediation technology and redefined cleanup standards have resulted in a more recent estimate of the remediation cost of approximately $25 million. The actual cost of remediation may vary from the estimate depending upon any number of factors.

     The EPA, in March 1989, ordered 22 of the PRPs to conduct a design phase study for the sediment operable unit and a source control study, which studies are nearly complete and are estimated to cost $22 million. The Company, working cooperatively with fourteen others in accordance with two separate agreements, is complying with the order. The Company has accrued and has been paying its portion of the cost of complying with the EPA's order, which includes the studies. It is anticipated that the studies will be completed in 1997. Actual cleanup would not commence prior to 1998. The Company's share of the study costs has been established at 9.95%. On June 21, 1995, the Company and twelve others entered into a Phase 2 (actual cleanup) allocation agreement which assigns 9.44% of the cost to the Company. However, the actual percentage may be more or less based on contributions from other parties which are not currently participating in the Phase 2 allocation agreement.

     At September 30, 1996, the amount accrued for future environmental-related costs was $2.4 million. Based on available information, RMI believes its share of potential environmental-related costs, before expected contributions from third parties, is in a range from $3.7 million to $6.3 million, in the aggregate. The amount accrued is net of expected contributions from third parties (which does not include any amounts from insurers) of approximately $2.1 million, which the Company believes are probable. The Company has been receiving contributions from such third parties for a number of years as partial reimbursement for costs incurred by the Company. As these proceedings continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these projects.

     The Company is also the subject of, or a party to, a number of other pending or threatened legal actions involving a variety of matters.

     The ultimate resolution of these foregoing contingencies could, individually or in the aggregate, be material to the consolidated financial statements. However, management believes that the Company will remain a viable and competitive enterprise even though it is possible that these matters could be resolved unfavorably.

NOTE 6--INVENTORIES:

                                                                 (DOLLARS IN THOUSANDS)
                                                           ----------------------------------
                                                           SEPTEMBER 30, 1996    DECEMBER 31,
                                                              (UNAUDITED)            1995
                                                           ------------------    ------------
        Raw material and supplies.......................        $ 28,596           $ 22,609
        Work-in-process and finished goods..............          90,677             71,290
        Adjustments to LIFO values......................         (24,636)           (19,846)
                                                                --------           --------
                                                                $ 94,637           $ 74,053
                                                                ========           ========

Inventories are valued at cost as determined by the last-in, first-out (LIFO) method which, in the aggregate, is lower than market. Inventory costs generally include materials, labor costs and manufacturing overhead (including depreciation).

Included in work-in-process are costs relating to long-term contracts. Such costs, net of amounts recognized to date, were $1.3 million at September 30, 1996 and $2.5 million at December 31, 1995.

                              RMI TITANIUM COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 7--CREDIT FACILITY:

     In connection with the Common Stock Offering referred to in Note 3 above, the Company has entered into a credit agreement, dated April 15, 1996 (the "Credit Facility"), to replace the Company's prior credit facilities. The Credit Facility has a term of three years and permits borrowings, on a revolving basis, of up to the lesser of $50 million or a borrowing base equal to the sum of 85% of qualified accounts receivable and 50% of qualified inventory. At September 30, 1996, $5.9 million was outstanding under the facility. The Company had sufficient accounts receivable and inventory at September 30, 1996 to borrow the entire $50 million.

     Under the terms of the Credit Facility, the Company, at its option, is able to borrow at (a) a base rate (which is the higher of PNC Bank's prime rate or the Federal Funds Effective Rate plus 1/2% per annum), or (b) LIBOR or the Federal Funds Effective Rate, plus a spread (ranging for 1/2% to 1%) determined by the ratio of the Company's consolidated earnings before interest and taxes to consolidated interest expense.

     Borrowings under the Credit Facility will initially be secured by the Company's accounts receivable, inventory, other personal property and cash and cash equivalents. Borrowings will become unsecured if the Company complies with all the financial covenants under the New Credit Facility for four consecutive quarters, beginning with the date of the Credit Facility and expiring with the quarter ended June 30, 1997.

     An event of default under the Credit Facility shall occur if, among other things, any person or group of persons other than USX shall have acquired beneficial ownership of 25% or more of the voting stock of the Company. The Credit Facility contains additional terms and financial covenants which are typical for other similar facilities.

NOTE 8--ASSET IMPAIRMENT:

     The Company elected to adopt SFAS No. 121 effective June 30, 1995. After completing a review of its assets, the Company impaired the value of an asset consisting of design and engineering work for a proposed titanium tetrachloride facility. The asset was impaired due to recent market developments, the conclusion of certain joint venture negotiations and the determination that such a facility was not likely to be constructed in the near future. The asset carrying value has been reduced from $5.0 million to a nominal amount reflecting a fair value determination under SFAS No. 121 versus a determination of ultimate net realizable value under the Company's previous impairment approach.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY RMI TITANIUM COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF RMI TITANIUM COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Summary................................   3
Forward-Looking Statements.............   8
Risk Factors...........................   8
Use of Proceeds........................  12
Capitalization.........................  12
Price Range of Common Stock
  and Dividends........................  13
Business...............................  14
Selected Financial Data................  26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations........................  28
Management.............................  37
Certain Relationships..................  38
Description of Capital Stock...........  39
Plan of Distribution...................  42
Legal Matters..........................  43
Experts................................  43
Index to Consolidated Financial
  Statements........................... F-1

                                5,000,000 SHARES

                                  RMI TITANIUM
                                    COMPANY

                                  COMMON STOCK
                                ($.01 PAR VALUE)

                                      LOGO

                                   PROSPECTUS

                            DATED NOVEMBER 26, 1996